Exhibit 2.1

Notarial deed Nr. 2210/2014
ms / 4965

____________________________________________________

SHARE PURCHASE AND TRANSFER AGREEMENT

____________________________________________________

regarding the Acquisition of
DMS Dynamic Micro Systems Semiconductor Equipment GmbH

Before me,
Dr. Bernhard Schaub
Notary in Munich
appeared on twenty-eighth April two thousand fourteen
- 28 April 2014 -
in my offices at Tal 12, 80331 Munich, Germany:

1.	Mr. Lutz Martin Rebstock, born on 25. September 1962, business address: Im Wiesengrund 17, 78315 Radolfzell, identified by his Identity-Card,

acting in his capacity as Managing Director and together with Mr. Peter Jelich, born on 2. March 1953, business address: Im Wiesengrund 17, 78315 Radolfzell, as second Managing Director, who is represented while notarization by Mr. Lutz Martin Rebstock as representative on behalf of a written power of attorney, the original has been on hand while notarization and a certified copy of which will be attached to this deed for,

1.1
DMS Beteiligungs GmbH, a German limited liability company with its registered seat in Radolfzell, Germany, and its business address at Im Wiesengrund 17, 78315 Radolfzell, Germany, registered with the Local Court in Freiburg i.Br., under HRB 550779;

- “Seller” -

1.2
DMS Dynamic Micro Systems Semiconductor Equipment GmbH, a German limited liability company with it registered seat in Radolfzell, Germany, and its business address at Im Wiesengrund 17, 78315 Radolfzell, Germany, registered with the Local Court in Freiburg i.Br. under HRB 550318;

- “Acquired Company” -

2.	Mr. Jens Babendererde, born on 9. March 1963, business address: Klosterweg 21b, 23617 Stockelsdorf, identified by his Identity-Card,

not acting in his own name but - subject to an approval of the Executive Board meeting of HSH Nordbank AG in written form, which gets effective with the acting notary’s receipt as pdf-copy and therewith is considered to be notified to the parties and which will be attached to this deed - as representative on behalf of a written power of attorney, the original has been on hand while notarization and a certified copy of which will be attached to this deed for

HSH Nordbank AG, a German stock corporation with its registered seats in Hamburg, Germany, and Kiel, Germany, and business addresses in Gerhart-Hauptmann-Platz 50, 20095 Hamburg, and Martensdamm 6, 24103 Kiel, registered with the Local Courts of Hamburg under HRB 87366 and Kiel under HRB 6127 Kl.
- “HSH Nordbank” -

3.	Mr. Peter W. Kremer, born on 9. May 1963, business address: Schackstraße 1, 80539 München, personally know to me, the Notary,

not acting in his own name but as representative on behalf of a written power of attorney, the original has been on hand while notarization and a certified copy of which will be attached to this deed for

3.1
Brooks Automation (Germany) GmbH, Germany, a corporation established under the laws of Germany, with its corporate headquarters in Jena and its business address at Ernst-Ruska-Ring 11, 07745 Jena, Germany;

- “Purchaser” -

3.2
Brooks Automation, Inc., USA, a corporation under the laws of Delaware, with its corporate headquarters in Chelmsford, Massachusetts, and its business address at 15 Elizabeth Drive, Chelmsford, MA 01824, U.S.A.

- “Brooks Automation Inc ” -

- Seller, Purchaser, HSH Nordbank and Brooks Automation, Inc. collectively referred to as the “Parties” or individually as a “Party” -

The persons appearing requested this deed to be recorded in the English language. The acting notary who is in sufficient command of the English language ascertained that the persons appearing are also in sufficient command of the English language. After having been instructed by the acting notary, the persons appearing waived their rights to obtain the assistance of a sworn interpreter and to obtain a certified translation of this deed.

The persons appearing declared as follows requesting that it be notarized:

Table of Content

1.	Certain Defined Terms and Abbreviations	9
2.	Business	13
3.	Sale and Transfer of the DMS Dynamic Micro Systems Semiconductor Equipment GmbH	13
4.	Purchase Price for Shares	14
5.	Sale and Purchase of HSH Nordbank Loans	16
6.	Payments and Escrow	18
7.	Closing Date Financial Statements	22
8.	Merger Notification	26
9.	Pre-Closing Covenants	27
10.	Closing	31
11.	Representations of the Seller	33
12.	Remedies for Breach of Representation	50
13.	Taxes	56
14.	Guarantees	60
15	Transition of Business	61
16.	Non-compete	62
17.	Confidentiality and Public Announcements	62
18.	Notices	64
19.	Costs, Transfer Taxes	64
20.	Miscellaneous	64
21.	Governing Law and Dispute Resolution	66

List of Exhibits

…Exhibit 2(i)     List of Business Locations
…Exhibit 2(ii)     List of Business Products
…Exhibit 4.1.1     Calculation of Preliminary Purchase Price
…Exhibit 4.1.2(iii)    List of line items forming the Working Capital
…Exhibit 5.1.1    Current loan table of DMS Group Financing
…Exhibit 5.1.2
…Exhibit 5.2.2    Sale and transfer agreement DMS-Group-Financing-Balance
…Exhibit 5.2.4
…Exhibit 6.2.2    Bank accounts of Seller and Purchaser
…Exhibit 10.2.1 (iii)
…Exhibit 10.2.1 (vi)    Termination/release letters managing directors
…Exhibit 10.2.1 (vii)    Waiver and release letter GrowthPoint Technology Partners
…Exhibit 10.2.2    Closing Confirmation
…Exhibit 11.2.4    Corporate Documents
…Exhibit 11.5.1    Financial Statements
…Exhibit 11.7.2    Leased Real Estate
…Exhibit 11.8.1     List of Owned Registered IP Rights
…Exhibit 11.8.4    Licensed IP Rights
…Exhibit 11.10.1    Disclosure of loss of Assets/Inventories
…Exhibit 11.10.2    Encumbered Assets and Inventories
…Exhibit 11.10.4    List of Material Agreements
…Exhibit 11.11.1    List of Directors, Officers and employees
…Exhibit 11.11.3    Disclosure of employee benefits
…Exhibit 11.11.4    Pension Commitments
…Exhibit 11.11.5    List of Collective Agreements
…Exhibit 11.12.1    Missing Permits
…Exhibit 11.12.3    Administrative proceedings
…Exhibit 11.12.4    Public subsidies
…Exhibit 11.14(i)    List of customers
…Exhibit 11.14(ii)    List of suppliers
…Exhibit 11.15.1    Product liability claims
…Exhibit 11.15.2    Quality Certificates (e.g. ISO certificate)
…Exhibit 11.16.1    Insurance Policies
…Exhibit 11.17.2    Pending or threatened litigation
…Exhibit 11.18.3    Pending tax audits
…Exhibit 11.18.5    Pending tax appeals
…Exhibit 11.19        Bank accounts (of Acquired Company and Subsidiaries)
…Exhibit 11.20        Finders’ Fees and Management Incentives
…Exhibit 11.22        List of knowledge persons
…Exhibit 12.9.1        List of M800 Eqipment
…Exhibit 18        Addresses of Parties

SHARE PURCHASE AND TRANSFER AGREEMENT
(the “Agreement”)

between

1.
DMS Beteiligungs GmbH, a German limited liability company with its registered seat in Radolfzell, Germany, and its business address at Im Wiesengrund 17, 78315 Radolfzell, Germany, registered with the Local Court in Freiburg i.Br., under HRB 550779;

- “Seller” -

2.
HSH Nordbank AG, a German stock corporation with its registered seats in Hamburg, Germany, and Kiel, Germany, and business addresses in Gerhart-Hauptmann-Platz 50, 20095 Hamburg, and Martensdamm 6, 24103 Kiel, registered with the Local Courts of Hamburg under HRB 87366 and Kiel under HRB 6127 Kl.

- “HSH Nordbank” -

3.
Brooks Automation (Germany) GmbH, Germany, a corporation established under the laws of Germany, with its corporate headquarters in Jena and its business address at Ernst-Ruska-Ring 11, 07745 Jena, Germany;

- “Purchaser” -

4.
Brooks Automation, Inc., USA, a corporation under the laws of Delaware, with its corporate headquarters in Chelmsford, Massachusetts, and its business address at 15 Elizabeth Drive, Chelmsford, MA 01824, U.S.A.

- “Brooks Automation Inc” -

- Seller, Purchaser, HSH Nordbank and Brooks Automation, Inc. collectively referred to as the “Parties” or individually as a “Party” -

5.
DMS Dynamic Micro Systems Semiconductor Equipment GmbH, a German limited liability company with its registered seat in Radolfzell, Germany, and its business address at Im Wiesengrund 17, 78315 Radolfzell, Germany, registered with the Local Court in Freiburg i.Br. under HRB 550318;

- “Acquired Company” -

Preamble

A.
The Seller directly holds all shares in DMS Dynamic Micro Systems Semiconductor Equipment GmbH, a German limited liability company with its registered seat in Radolfzell, Germany, and its business address at Im Wiesengrund 17, 78315 Radolfzell, Germany, registered with the Local Court of Freiburg i.Br. under HRB 550318 (the “Acquired Company” as defined above).

B.	The Acquired Company is engaged in the business of the development, manufacturing and distribution of equipment to the worldwide semiconductor industry.

C.
The Seller intends to sell all shares in the Acquired Company to the Purchaser. The Purchaser and its Affiliates are as well active in the business of the development, manufacturing and distribution of equipment to the worldwide semiconductor industry and intends to purchase the shares in the Acquired Company.

D.
HSH Nordbank is the ultimate shareholder of the Seller and has granted certain loans to the Acquired Company which shall be sold and assigned to Brooks Automation, Inc. in connection and simultaneously with the sale and transfer of the shares in the Acquired Company to the Purchaser.

E.
The Acquired Company has entered into a domination and profit and loss transfer agreement (Beherrschungs- und Ergebnisabführungsvertrag) with the Seller as the controlling enterprise on 29 December 2003 which has been registered in the Commercial Register of the Acquired Company (hereinafter referred to as "Profit Loss Transfer Agreement").

F.
On April 25 and 28, 2014 a reference deed, notarial deed Nr. 2209/2014 of the Notary public Dr. Bernhard Schaub, Munich, has been recorded on behalf of the Parties, subject to their approval. Reference is made to this deed. The reference deed has been on hand in Original while notarization. The content of the reference deed is known by the Parties, the Parties permit the content of the reference deed and approve this deed. The Parties waived their right to have it read out aloud by the Notary and to attach it to this deed. As far as reference is made in this Share Purchase and Transfer Agreement to Exhibits, the Exhibits are attached to the Reference Deed, if not otherwise stated in the Share Purchase and Transfer Agreement.

Now, therefore, the Parties agree as follows:

1.	Certain Defined Terms and Abbreviations
In this Agreement, except where set forth otherwise, the following terms and abbreviations shall have the following meaning:
“Affiliates”: means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified Person. In addition to the foregoing, if the specified Person is an individual, the term “Affiliate” also includes (a) the individual’s spouse, (b) the members of the immediate family (including parents, siblings and children) of the individual or of the individual’s spouse and (c) any corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with any of the foregoing individuals. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Acquired Company” means DMS Dynamic Micro Systems Semiconductor Equipment GmbH
“Acquired Shares” or “DMS GmbH Shares” means the DMS Dynamic Micro Systems Semiconductor Equipment GmbH Shares.
“BGB”: the German Civil Code (Bürgerliches Gesetzbuch).
“Business Days”: any days other than Saturdays, Sundays and public holidays, in each case in Munich, Germany.
“Consent” means any approval, consent, ratification, waiver or other authorization.
“Contract” means any contract, agreement, lease, license, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond, option, warrant, right or other instrument or consensual obligation, whether written or oral.
“Directors and Officers”: any managing directors (Geschäftsführer), any other statutory representatives or members of any statutory bodies of representation of any Legal Entity in any jurisdiction.

“Encumbrance” means any charge, claim, mortgage, servitude, easement, right of way, community or other marital property interest, covenant, equitable interest, license, lease or other possessory interest, lien, option, pledge, hypothecation, security interest, preference, priority, right of first refusal, condition, limitation or restriction of any kind or nature whatsoever (whether absolute or contingent).
“GAAP”: accounting (including valuation and consolidation) principles generally accepted in the stated jurisdiction, and the statutory provisions underlying such principles, as in effect on the Signing Date.
“GmbHG”: The German Act on Limited Liability Companies (Gesetz betreffend Gesellschaften mit beschränkter Haftung).
“Governmental Authority”: Any supranational, international, national, federal, state, provincial, communal authority, government, agency or commission, or any court, tribunal, or judicial or arbitral body of competent jurisdiction.
“Governmental Authorization” means any Consent, license, franchise, permit, exemption, clearance or registration issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.
“HGB”: the German Commercial Code (Handelsgesetzbuch).
“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in, under or in respect of the following arising under Law, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals: (a) all patents and applications for patents and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part; (b) all copyrights, copyright registrations and copyright applications, copyrightable works and all other corresponding rights; (c) all mask works, mask work registrations and mask work applications and all other corresponding rights; (d) all trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks; (e) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data, trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation, and other proprietary information of every kind; (f) all computer software (including source and object code), firmware, development tools, algorithms, files, records, technical drawings and related documentation, data and manuals; (g) all databases and data collections; (h) all other proprietary rights (including moral rights); and (i) all copies and tangible embodiments of any of the foregoing (in whatever form or medium). Intellectual Property which must or can be registered at a Governmental Authority competent for registration of Intellectual Property under any applicable German or foreign law is hereinafter referred to as “Registered Intellectual Property”.
“Interests”: any shares, partnership interests or other interests in the nominal capital, or any voting rights in any Legal Entity in any jurisdiction, and any rights that constitute equity under applicable GAAP.
“Judgment” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority or arbitrator.
“Law” means any federal, state, local, municipal, foreign, international, multinational, or other constitution, law, statute, treaty, directive, decree, order, rule, regulation, ordinance, code, binding case law or principle of common law in any jurisdiction.
“Legal Entity”: any corporation, company, partnership, association or other legal entity established pursuant to the laws of any jurisdiction.
“Liability” includes liabilities, debts or other obligations of any nature, whether known or unknown, absolute, accrued, contingent, liquidated, unliquidated or otherwise, due or to become due or otherwise, and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP.
“Material Adverse Effect” means any event, change, circumstance, effect or other matter that has, or could reasonably expected to have, either individually or in the aggregate with all other events, changes, circumstances, effects or other matters, with or without notice, lapse of time or both, a material adverse effect on (a) the assets of the Acquired Company or the condition (financial or otherwise), operating results, operations or prospects of the Business taken as a whole or (b) the ability of the Seller to perform its obligations under this Agreement or the ability of the Seller or the Acquired Company to consummate timely the transactions contemplated by this Agreement, provided that none of the following shall, regardless of the level of any damage to the Acquired Company, any of its Subsidiaries or the Business be deemed in themselves or in conjunction with any other change, condition, event or development to constitute a Material Adverse Effect: (i) any changes, events, developments or effects arising from or relating to legal or regulatory developments, to general business or economic conditions or to financial markets which are not specific to the Acquired Company, any of its Subsidiaries or the Business (ii) any outbreak or escalation of hostility involving Germany or the occurrence of any act of terrorism, (iii) any change, condition, event or development which is required by or attributable to the execution or announcement of this Agreement or is approved by the Purchaser under or in connection with this Agreement.
“Permitted Encumbrances” means (a) statutory liens of carriers, warehousemen, mechanics, materialmen and other similar Persons incurred in the ordinary course of the Business for sums not yet due and payable and that do not impair the conduct of the Business or the present or proposed use of the affected property or asset, and (b) statutory liens for current real or personal property Taxes not yet due and payable and for which adequate reserves have been recorded in line items on the balance sheet of the Acquired Company or the Subsidiaries, as applicable, and (c) Encumbrances that are immaterial in character, amount and extent and which do not detract from the value of, or interfere with the present or proposed use of, the properties or assets they affect or such Encumbrances as are granted in the ordinary course of business or are customary for the conduct of the Business.
“Person” means an individual, a Legal Entity, or any Governmental Authority.
“Related Parties”: any individual persons or Legal Entities who or which are (i) Affiliates or (ii) related persons (nahestehende Personen) within the meaning of Section 138 of the German Insolvency Code (Insolvenzordnung - InsO).
“Seller’s Affiliates”: any Affiliates of the Seller other than the Acquired Company and its Subsidiaries.
“Signing Date” shall mean the day on which this Agreement is notarized.
“Subsidiary” shall mean any of the Legal Entities, the interests of which are fully or partly owned by the Acquired Company and which are described in more detail in Section 11.3 (“together the “Subsidiaries”).
“Third Party”: any person or Legal Entity other than a Party or an Affiliate of a Party.
“UmwG”: the German Transformation Act (Umwandlungsgesetz).

2.	Business
Through the Acquired Company and the Subsidiaries, the Seller is engaged in the business of development, manufacturing and distribution of equipment to the worldwide semiconductor industry at various locations around the world, including those listed in Exhibit 2(i) (the “Business”). The products produced, distributed, marketed or sold exclusively in connection with the operation or conduct of the Business as currently conducted, including under the brand names listed in Exhibit 2(ii) shall be referred to as the “Business Products”.

3.	Sale and Transfer of the DMS Dynamic Micro Systems Semiconductor Equipment GmbH

3.1.1    Current Status

The Acquired Company, DMS Dynamic Micro Systems Semiconductor Equipment GmbH, is a German limited liability company. The registered capital (Stammkapital) of the Acquired Company amounts to EUR 100,000 (in words: Euro one hundred thousand). The Seller holds all shares (Geschäftsanteile) in the aggregate nominal amount of EUR 100,000 consisting of one (1) share in the nominal amount of EUR 100,000 identified in the current list of shareholders by ascribing serial number 1 (the “DMS GmbH Shares”).

3.1.2    Sale and Transfer of the DMS GmbH Shares

The Seller hereby sells (verkauft) and, subject to the condition precedent (aufschiebende Bedingungen) of the occurrence of the Closing, transfers (tritt ab) to the Purchaser the DMS GmbH Shares, free and clear of all Encumbrances, and Purchaser hereby accepts such sale and transfer.

3.1.3    Ancillary Rights

The sale and transfer of the DMS GmbH Shares shall include all ancillary rights appertaining thereto (Nebenrechte), including the rights to any undistributed profits from any periods prior to the Closing Date.

4.    Purchase Price for Shares

4.1    Calculation

4.1.1    Purchase Price Calculation

The purchase price for the Acquired Shares (the “Purchase Price for Shares”) shall be an amount to be determined as follows on the basis of the Closing Date Financial Statements, save for the amount of the DMS Group Financing Balance which shall be determined according to the DMS Group Financing-Balance-Notification, and to be set forth, together with the Purchase Price for Shares resulting therefrom, in the Purchase Price Determination Statement included therein:

(i)	EUR 23,000,000 (in words: Euro twenty-three million) (the “Base Amount”),

(ii)	minus the Financial Debt of the Acquired Company as of the close of business on the Closing Date (the “Closing Date Financial Debt”)

(iii)	minus the DMS Group Financing Balance (as defined below),

(iv)	plus the Cash of the Business as of the close of the Acquired Company on the Closing Date (the “Closing Date Cash”),

(v)
minus the amount by which the Net Working Capital of the Acquired Company as of the close of business on the Closing Date (the “Closing Date Net Working Capital”) falls short of the amount of EUR 7,064,644 (in words: Euro seven million sixty-four-thousand six-hundred-forty-four) or plus the amount by which the Closing Date Net Working Capital exceeds the amount of EUR 7,064,644 (in words: Euro seven million sixty-four-thousand six-hundred-forty-four) (the “Closing Date Working Capital Deviation”).

For the purpose of illustration, Exhibit 4.1.1 contains an agreed sample calculation of the Purchase Price for Shares (including a sample calculation of the Closing Date Working Capital Deviation) which is based on management accounts of the Acquired Company as at 31 March 2014 and projections of the relevant line items as per 2 May 2014.

4.1.2    Definitions
(i)    "Financial Debt" shall mean the sum of

a.
any Liabilities to credit institutes (Verbindlichkeiten gegenüber Kreditinstituten) pursuant to section 266 para. 3 C no. 2 HGB (German Commercial Code) as well as any other liabilities comparable with liabilities to banks, whether or not interest bearing, excluding, however, any liabilities under the DMS Group Financing Balance (as defined below) which shall in no event be taken into consideration for the calculation of the Financial Debt as at the Closing Date;

b.	any Liabilities from bonds (Anleihen) pursuant to section 266 para. 3 C no. 1 HGB;

c.	any Liabilities resulting from bills of exchange and promissory notes pursuant to section 266 para. 3 C no. 5 HGB;

d.
any Liabilities to the Seller or Seller’s Affiliates pursuant to section 266 para. 3 C no. 6 HGB, in each case except for any Liabilities qualifying as trade accounts payable or as liabilities to credit institutes;

e.	pension liabilities pursuant to section 266 para. 3 C no. 8 HGB and pension accruals pursuant to section 266 para. 3 B no. 1 HGB;

f.	any accruals for taxes pursuant to section 266 para. 3 B no. 2 HGB (Steuerrückstellungen) and tax liabilities (Steuerverbindlichkeiten);

g.	any liabilities by the Acquired Company to Directors and Officers, employees and advisors in connection with the transaction contemplated in this Agreement or accruals therefore.

(ii)    “Cash” shall mean

a.
any cash on hand, demand deposits with banks and short-term, highly liquid investments that are readily convertible to a known amount of cash, and that are subject to an insignificant risk of changes in value, checks pursuant to section 266 para. 2 B IV HGB;

b.	any receivables resulting from loans granted by the Acquired Company to the Seller or Seller’s Affiliates pursuant to section 266 para. 2 A III no.2 HGB;

c.
any receivables of the Acquired Company from the Seller or Seller’s Affiliates pursuant to section 266 para. 2 B II no.2 HGB, in each case except for receivables qualifying as trade accounts payable; and

d.	any securities pursuant to section 266 para. 2 A III no.5 HGB

(iii)    "Net Working Capital of the Business” shall mean the financial items listed as current assets of the Acquired Company (but excluding Cash) minus the financial items listed as current Liabilities of the Acquired Company (but excluding Financial Debt) in Exhibit 4.1.2(iii) which shall include general and specific provisions for warranty claims, compensation claims of former sales agents, untaken vacation pursuant to section 266 para. 3 C no. 8 HGB, if any, but shall exclude accruals for taxes (cf. Financial Debt) and uncertain liabilities and threatening losses from pending transactions pursuant to section 249 para. 1 HGB. The Net Working Capital of the Business shall be decreased by a reserve for excess and obsolete inventory in the amount of EUR 885,000. For the costs of the audit of the Closing Date Financial Statements by KPMG AG Wirtschaftsprüfungsgesellschaft an amount of EUR 15,000 shall be accrued as current Liability in the Closing Date Financial Statements.

4.2    VAT

4.2.1    VAT
The Seller and the Purchaser agree that the Purchase Price for Shares and the DMS-Group-Financing Purchase Price, and any adjustment amounts thereof, are exclusive of any applicable VAT or similar Tax, which may be chargeable in respect of the transactions to be consummated hereunder. To the extent that VAT is chargeable in accordance with applicable Law, the Purchaser shall pay to the relevant Seller such VAT at the applicable rate in addition to the Purchase Price and any adjustment amounts. The relevant Seller shall deliver to the relevant Purchaser (or such Purchasing Affiliate as the Purchaser may designate) a valid VAT invoice (or equivalent document).
4.2.2    Time, Manner and Currency of Payment of VAT

Any amounts of VAT which the Purchaser (or any Purchasing Affiliate) is obliged to pay to the Seller shall be paid together with the underlying Purchase Price or adjustment payment not less than three (3) Business Days prior to the date on which the relevant Seller is obliged to pay such amounts to the relevant tax authority.

5.    Sale and Purchase of HSH Nordbank Loans

5.1    DMS-Group-Financing

5.1.1
HSH Nordbank and the Acquired Company have entered into several credit facility and loan agreements details of which are set forth in Exhibit 5.1.1 and which are in effect at the Signing Date showing the (credit and debit) balances as at 24 April 2014 as set forth in Exhibit 5.1.1 (hereinafter referred to as the “DMS-Group-Financing”).

5.1.2
The Seller procures that up until the Closing Date the DMS-Group-Financing shall consistently continue with the framework conditions and terms as agreed and applied in past practice. The interest rates within the DMS-Group-Financing applicable three (3) Business Days prior to the Signing Date are reflected in Exhibit 5.1.2 and shall not be subject to adjustments if the Closing (as defined in Section 9) takes place on or before 30 April 2014, otherwise shall be adjusted in accordance with the relevant agreements governing the DMS-Group-Financing.

5.2    Termination; Settlement

5.2.1
The Seller procures that subject to Section 5.2.2 below the DMS-Group-Financing shall be terminated by the Closing Date. Any overdrafts or loans granted or deposits received, including interest accrued thereon up to and including the Closing Date, shall be set-off against each other, as the case may be, and shall be calculated with effect as at the Closing Date by way of balancing accounts, except as otherwise set out in this Agreement, (such balance, including any interest accrued thereon, is hereinafter referred to as “DMS-Group-Financing-Balance”). For the avoidance of doubt it is agreed that during the period up until the Closing the Seller shall be solely responsible for the financing of the Acquired Company. This responsibility shall pass to the Purchaser upon the transfer of the DMS GmbH Shares at the Closing.

5.2.2	The DMS-Group-Financing-Balance shall be settled on a Euro-for-Euro basis in accordance with the following provisions:

(1)
At the Closing Brooks Automation, Inc. shall acquire from HSH Nordbank and HSH Nordbank shall sell and transfer the DMS-Group-Financing-Balance with effect as at the Closing to Brooks Automation, Inc. (or any other companies named by the Purchaser) by way of a separate sale and transfer agreement in the form attached as Exhibit 5.2.2 to be agreed upon at the Closing for a consideration in the nominal value of the DMS-Group-Financing Balance (such consideration hereinafter referred to as “DMS-Group-Financing Purchase Price”). The DMS-Group-Financing Purchase Price shall be paid at the Closing in accordance with the provisions set forth in Section 10.2.1 below.

(2)
HSH Nordbank shall provide the Purchaser (also on behalf of Brooks Automation, Inc.) and the Acquired Company no later than two (2) Business Days prior to the Scheduled Closing Date or, if the Scheduled Closing Date is set within a shorter time frame, without undue delay after the specification of the Scheduled Closing Date, with a notification of the DMS-Group-Financing Balance as at the Closing Date (hereinafter referred to as “DMS Group Financing-Balance-Notification”). Purchaser is entitled to examine the balance including all accounting transactions by itself or by an auditor to be nominated by the Purchaser, whereupon the maturity date pursuant to this Section 5.2.2 is not affected. To the extent that the Purchaser does not object to the contents of the DMS Group Financing-Balance-Notification in writing within one (1) month following the Closing, the DMS Group Financing-Balance-Notification shall be deemed approved and shall become final and binding. If the Parties cannot agree within two (2) weeks following the service of written objections by the Purchaser, the Purchaser shall have another two (2) weeks to initiate proceedings in accordance with Section 7.2 below. If such proceedings result in an adjustment of the DMS-Group-Financing Purchase Price, Section 6.1.3 of this Agreement shall apply mutatis mutandis. If the Purchaser does not initiate such proceedings, the DMS Group Financing-Balance-Notification shall be deemed approved and shall become final and binding.

(3)	For the avoidance of doubt: Apart from the DMS-Group-Financing-Balance there are no debt balances owed to HSH Nordbank other than regular bank accounts.
5.2.3    Subordination
The Purchaser and Brooks Automation, Inc., are aware of the fact and acknowledges that the DMS Group Financing Balance qualifies as shareholder loan in the meaning of section 39 para 1 no.5 InsO (German Insolvency Code) and is, therefore, in an insolvency event subordinated by virtue of law. The Purchaser and Brooks Automation, Inc., agree that they shall not claim from any of the Acquired Companies a repayment of any amount owed under the DMS Group Financing Balance (neither in cash nor by way of set-off nor other means) within a period of one (1) year after the Closing.
5.2.4    Release of Collateral
Subject to the payment of the DMS-Group-Financing Purchase Price the Seller shall deliver to the Purchaser at Closing a written statement of HSH Nordbank in the form and substance set forth in Exhibit 5.2.4 that all Encumbrances on assets of the Acquired Company and the Subsidiaries which serve as collateral under the DMS-Group-Financing, as listed in Exhibit 5.2.4, shall be released.
The Purchaser acknowledges that the Encumbrances which serve as collateral under the DMS-Group-Financing, even if not expressly disclosed against any of the Seller’s guarantee statements in Section 11 shall not constitute a breach of the respective guarantee statements in Section 11.
6.    Payments and Escrow

6.1    Payments on the Closing Date and Adjustments

6.1.1
The Seller has furnished the Purchaser with an assessment of the Purchase Price for Shares with a calculation in accordance with the purchase price calculation in Section 4.1.1 under specification of the estimated Financial Debt, Cash and Closing Date Net Working Capital as of the Closing Date (30 April 2014), based on management projections as per May 2, 2014, as set forth in Exhibit 4.1.1, it being understood that the amount under the item “Preliminary Purchase Price pursuant to Section 6.1.1” (EUR 16,486,441) as shown in Exhibit 4.1.1 will be adjusted upward or downward by the same amount as the DMS-Group-Financing-Balance specified in the DMS Group-Financing-Balance Notification pursuant to Section 5.2.2 (2) deviates from the position “Total Debt Assumed” (EUR 10,162,967) set forth in Exhibit 4.1.1. The preliminary Purchase Price for Shares estimated pursuant to the foregoing sentence shall be referred to as the “Preliminary Purchase Price”).

6.1.2	The payment of the Preliminary Purchase Price shall be made by Purchaser as follows:

(i)	An amount of EUR 6,004,860 (in words: Euros six million four-thousand eight-hundred-sixty) (the “Escrow Amount”) shall be paid to the Escrow Account, and

(ii)	the remainder of the Preliminary Purchase Price (for Shares) shall be paid to the Seller’s Account.

6.1.3	The Purchase Price for Shares shall be considered finally determined once the Closing Date Financial Statements have become final and binding upon the Parties (see Section 7):

(i)	If the Purchase Price for Shares so determined exceeds the Preliminary Purchase Price, Purchaser shall pay to the Seller’s Account an amount equal to the excess.

(ii)
If the Purchase Price for Shares falls short of the Preliminary Purchase Price, the Seller shall pay to the Purchaser an amount equal to the shortfall. Such amount will not be taken out of the Escrow Amount I or the Escrow Amount III. It may be taken out of the Escrow Amount II only to such extent as the shortfall is caused by a miscalculation of the Closing Date Working Capital Deviation.

Any such amount to be paid by either the Purchaser or the Seller shall be paid within ten (10) Business Days after the Closing Date Financial Statements have become final and binding upon the Parties, but not before the Closing Date.

6.1.4    The DMS Group Financing Purchase Price shall be paid to the following bank account at HSH Nordbank:
Account Holder:        HSH Nordbank AG
Account Number:        9000925345
IBAN:            DE74210500009000925345
BIC:            HSHNDEHH
6.2    General Rules for Payments

6.2.1    Modes of Payment

Any payments under this Agreement shall be made by wire transfer in immediately available funds, value as of the relevant due date set out in this Agreement or otherwise provided by Law, free of bank and/or any other charges.

6.2.2    Bank Accounts
Any payments to the Seller or the Purchaser under this Agreement shall be made to the bank account of the Seller (“Seller’s Account”) or the Purchaser (“Purchaser’s Account”) set forth in Exhibit 6.2.2 or to such other bank accounts to be designated by the Seller or the Purchaser, respectively, to the respective other Party at least five Business Days prior to the due date of the payment.

6.2.3    Interest

Any payments due under this Agreement shall bear interest from and including the respective due date to, but not including, the date of actual payment at the rate of 5 % above base interest rate (Basiszins) p.a. (the “Contractual Interest Rate”).

6.3    Escrow

6.3.1    Escrow Account

Prior to the Closing, the Seller and the Purchaser shall instruct the acting notary (the “Escrow Agent”) to open a bank account (the “Escrow Account”) to receive payment by the Purchaser of the Escrow Amount. Any funds in the Escrow Account shall serve as collateral for the Purchaser with respect to any claims of the Purchaser against the Seller under or in connection with this Agreement as follows:

(i)
A partial amount of EUR 1,000,000 (in words: Euros one million) (the “Escrow Amount I”) shall serve as collateral for the Purchaser with respect to any claims of the Purchaser against the Seller under or in connection with the TSMC Indemnity pursuant to Section 12.9 of this Agreement;

(ii)
A partial amount of EUR 2,504,860 (in words: Euros two million five-hundred-four-thousand-eight-hundred-sixty) (the “Escrow Amount II”) shall serve as collateral for the Purchaser with respect to any claims pursuant to Section 6.1.3 (ii) arising from any miscalculations of the Closing Date Working Capital Deviation;

(iii)
A partial amount of EUR 2,500,000 (in words: Euros two million five-hundred-thousand) (the “Escrow Amount III”) shall serve as collateral for the Purchaser with respect to any other claims of the Purchaser against the Seller under or in connection with this Agreement.

The Purchaser shall not be entitled to claim any funds from the Escrow Account to the extent that the underlying claims (i) have been satisfied other than by payment pursuant to Section 6.3.3(i) or (ii), or (ii) have become time-barred.

6.3.2    Interest, Fees and Expenses

Interest accrued on the Escrow Account and proceeds or losses from investments from the Escrow Account shall be added to or subtracted from and considered part of the Escrow Amount. Fees and expenses of the Escrow Agent shall be borne by the Purchaser.

6.3.3    Releases from Escrow Account regarding Escrow Amount I and Escrow Amount III

The Escrow Agent shall be instructed to release any funds on the Escrow Account with respect to Escrow Amount I and Escrow Amount III only

(i)	in accordance with corresponding (übereinstimmenden) written instructions by the Seller and the Purchaser, or

(ii)
to the Purchaser in such amounts in which payment claims of the Purchaser against any Seller have been adjudicated by arbitral award (Schiedsspruch), court judgment (gerichtliches Urteil) within the meaning of Section 704 German Civil Procedure Code - Zivilprozessordnung - “ZPOZPO” or other enforceable instrument (weiterer Vollstreckungstitel) (Section 794 ZPO), in all cases upon presentation by the Purchaser of an original (Ausfertigung) of the respective instrument, or

(iii)
eighteen (18) months after the Closing Date to the Seller’s Account with respect to the funds then remaining in the Escrow Account, less the amounts of all claims asserted by the Purchaser against the Seller under or in connection with this Agreement of which the Purchaser has notified the Escrow Agent in writing with a copy to the Seller if and to the extent that the Purchaser has not yet received payment under Sections 6.3.3(i) or 6.3.3(ii), in each case plus 10 % of the amount of such claim; any funds remaining in the Escrow Account after such release (including interest until the date of the release accrued or still accruing to the Escrow Account) shall be released by the Escrow Agent pursuant to Sections 6.3.3(i) or 6.3.3(ii), or to the Seller’s Account in the amounts of those claims of the Purchaser which have been denied or claims of the Seller which have been granted, in each case by court judgment or arbitral award, upon presentation by the Seller of an original of the respective instrument; any funds then remaining or accruing to the Escrow Account shall be released to the Seller’s Account.

6.3.4    Releases from Escrow Account regarding Escrow Amount II

The Escrow Agent shall be instructed to release any funds on the Escrow Account with respect to Escrow Amount II only

(i)	in accordance with corresponding (übereinstimmenden) written instructions by the Seller and the Purchaser, or

(ii)
within ten (10) Business Days after the Closing Date Financial Statements have become final and binding upon the Parties pursuant to Section 7 to the Purchaser in such amount in which the Closing Date Working Capital Deviation falls short of the amount apportioned to it in the Preliminary Purchase Price calculation pursuant to Section 6.1.1, and to the Seller’s Account with respect to the funds then potentially remaining.

6.3.5    Notifications

To the extent that any claims of which the Purchaser has notified the Escrow Agent (i) have been satisfied other than by payment pursuant to Sections 6.3.3(i) or 6.3.3(ii), or (ii) have become time-barred, the Purchaser is obliged to notify the Escrow Agent accordingly without undue delay.

7.    Closing Date Financial Statements

7.1    Preparation of Closing Date Financial Statements

7.1.1    Preparation by Purchaser

Within forty-five (45) days after the Closing Date, the management of the Acquired Company shall prepare in coordination with the Seller and the Purchaser for information purposes only financial statements of the Acquired Company on an individual basis (“Einzelabschluss”), as of the Closing Date (the “Closing Date Financial Statements”) containing

i.a balance sheet (Bilanz) and,
ii.a profit and loss statement (Gewinn- und Verlustrechnung) and;
iii.a statement (the “Purchase Price Determination Statement Purchase Price Determination Statement”) setting forth

a.	the Closing Date Financial Debt,

b.	the Closing Date Cash,

c.	the Closing Date Net Working Capital and the Closing Date Working Capital Deviation,

d.	the Purchase Price for Shares.
The Closing Date Financial Statements shall be prepared in accordance with German GAAP (Grundsätze ordnungsgemäßer Buchführung und Bilanzierung) applying the provisions of HGB and consistent with past accounting and consolidation practice of the Acquired Company.
7.1.2    Pre-Closing Support of Preparation

In order to support the preparation of the Closing Date Financial Statements the Purchaser shall cause the Acquired Company to grant to the Seller and Seller’s professional advisors as from the Closing Date access to its premises and employees and to make available to them all documentation and other data reasonably required by Seller to assist the management on the preparation of the Closing Date Financial Statements.

The Closing Date Financial Statements shall be audited by the auditor of the Acquired Company, KPMG AG Wirtschaftsprüfungsgesellschaft (the “DMS-Auditor") as soon as possible after they have been set up. In addition to the audit of the Closing Date Financial Statements the DMS-Auditor shall also be instructed to prepare the calculation of the Purchase Price for Shares resulting from the Closing Date Financial Statements pursuant to Section 4.1.

7.1.3    Review by the Parties

Forthwith upon submission of the DMS-Auditor’s report which shall be prepared within ninety (90) days following the Effective Date, the management of the Acquired Company shall submit the audited Closing Date Financial Statements to the Parties for review and shall upon a Party’s request cause the Acquired Company to make available to the respective Party and its professional advisors all documentation and other data reasonably required by them (not including the work papers of the DMS-Auditor and other professional advisors) to review the Closing Date Financial Statements.

7.1.4    Objections by the Seller or the Purchaser

The Seller and the Purchaser are entitled to raise objections as follows: Any objection by the Seller or the Purchaser, as the case may be, to balance sheet items or entries in the profit and loss statements or the computation of the Purchase Price contained in the Closing Date Financial Statements must be stated within twenty (20) Business Days from receipt of the Closing Date Financial Statements by providing the other Party with (i) a written statement of objections, specifying the items or entries that are objectionable, and (ii) a revised version of the Closing Date Financial Statements (the “Revised Closing Date Financial Statements”) taking such objections into account. If and to the extent that neither the Seller nor the Purchaser object to any items or entries during such period in such manner, the Closing Date Financial Statements shall with the expiration of such period be final and binding upon the Parties. The Revised Closing Date Financial Statements shall also specify in reasonable detail the grounds for the objections, but failure to provide such detail shall not affect the validity of the objections. Any objections of a Party shall only be taken into account if the effect on the calculation of the Purchase Price for Shares exceeds an amount of EUR 5,000.00 in the aggregate.

7.1.5    Costs

Each Party shall bear the costs for the review of the Closing Date Financial Statements. The costs of the DMS-Auditor shall be borne by the Acquired Company up to the amount as set up as a provision in the Closing Date Financial Statements; otherwise they shall be borne by the Seller.

7.2    Resolution of Disputes

7.2.1    Appointment of Neutral Auditor

In the case of any timely objections by the Seller and/or the Purchaser to the Closing Date Financial Statements, the Seller and the Purchaser shall attempt in good faith to settle the disagreement. If the Seller and the Purchaser cannot settle the disagreement within twenty (20) Business Days after receipt by the respective Party’s statement of objections, the Seller or the Purchaser may present the matter to a neutral auditor (the “Neutral Auditor”) from an auditing firm (the “Neutral Auditor Firm”) of international recognition, which firm shall be jointly designated by the Seller and the Purchaser. If the Seller and the Purchaser cannot agree on the Neutral Auditor Firm within fifteen (15) Business Days after the respective request for such designation, the Neutral Auditor Firm and the Neutral Auditor shall be appointed by the German Institute of Chartered Accountants (Institut der Wirtschaftsprüfer in Deutschland e. V.) at the request of either Party after consideration of the proposals and comments by the Seller and the Purchaser; provided that the Neutral Auditor confirms that he and his firm are not conflicted from accepting the assignment and have the necessary resources to perform the required services in a timely manner.

The Seller and the Purchaser shall jointly instruct the Neutral Auditor Firm to decide the issues in dispute in accordance with the provisions of Section 7.1. To that end, the Seller and the Purchaser shall use commercially reasonable efforts to engage the Neutral Auditor Firm as promptly as practicable. Each of the Seller and the Purchaser agree to execute, if requested by the Neutral Auditor Firm, an engagement letter with the Neutral Auditor Firm reflecting the terms of this Agreement and otherwise containing reasonable terms.

7.2.2    Scope of Decisions of Neutral Auditor

Unless instructed otherwise by the Seller and the Purchaser jointly, the Neutral Auditor shall limit his decisions to the issues in dispute, but shall on the basis of such decisions and the undisputed parts of the Closing Date Financial Statements determine the Closing Date Financial Statements in their entirety. In respect of the issues in dispute the decisions of the Neutral Auditor shall be limited to the positions taken by the Seller and the Purchaser. To the extent necessary for the decisions, the Neutral Auditor shall also be entitled to decide on the interpretation of this Agreement. The Neutral Auditor shall act as an expert (Schiedsgutachter) and not as an arbitrator.

7.2.3    Procedure

(i)
The Seller and the Purchaser shall make available to the Neutral Auditor the Closing Date Financial Statements, the Revised Closing Date Financial Statements and all other documentation and data reasonably required by the Neutral Auditor to make the required decisions and determination. Otherwise, Sections 427 and 444 of the German Civil Procedure Code shall apply accordingly. The Neutral Auditor shall be entitled to request access to the premises, personnel and information technology and accounting systems and data of the Acquired Company and, to the extent relevant in his reasonable view, of the Seller. The Neutral Auditor shall immediately submit copies of all documents and other data made available by the Seller or the Purchaser to the respective other Party as well. The Parties shall have a right to be present (together with their advisors) at any meeting of the Neutral Auditor with any person and at any visit or review of any of the Parties’, the Acquired Company’s premises, systems or data. Before making the decisions the Neutral Auditor shall grant the Seller and the Purchaser the opportunity to present their positions, which shall include the opportunity of at least one oral hearing in the presence of the Seller and the Purchaser and their respective professional advisors.

(ii)
The Neutral Auditor shall use best efforts to deliver its written opinion with reasons for the decisions as soon as reasonably practical and shall endeavor to do so not later than sixty (60) Business Days after the issues in dispute have been referred to the Neutral Auditor.

(iii)	Subject to Section 319 BGB, the Neutral Auditor’s decisions and the Closing Date Financial Statements, as determined by the Neutral Auditor shall be final and binding upon the Parties.

7.2.4    Costs

The costs and expenses of the Neutral Auditor shall be borne by the Seller and the Purchaser pro-rata in proportion to the amounts by which the respective Purchase Price, as determined by the Purchaser and by the Seller deviates from the Purchase Price determined by the Neutral Auditor.

7.3    Termination of Profit Loss Transfer Agreement

7.3.1
The Seller and the Purchaser agree that the Profit Loss Transfer Agreement between the Seller and the Acquired Company referred to in lit. E of the Preamble shall be terminated for important cause (außerordentliche Kündigung) and additionally by mutual termination agreement (Aufhebungsvertrag) with effect as at the Closing Date. The mutual termination agreement shall, to the extent that a termination of the Profit Loss Transfer Agreement during the fiscal year of the Company is not accepted by the commercial register, alternatively provide for a termination of the Profit Loss Transfer Agreement with effect as at the end of the Company’s fiscal year. For the avoidance of doubt it is hereby clarified that in such case (internally as between the Seller and the Purchaser) the Purchaser shall be entitled to any profits generated as from the Closing and it shall be obliged to compensate any losses, as the case may be, of the period starting with the Closing and that the Seller shall as from the Closing not be entitled to dominate the Company even if the Profit Loss Transfer Agreement provides for the contrary.

7.3.2
The Seller and the Purchaser agree that the profits and losses transferred during the term of the Profit Loss Transfer Agreement shall be deemed final and binding as between the Parties of this Agreement and the parties of the Profit Loss Transfer Agreement and therefore cannot be further changed by the Acquired Company, the Purchaser or the Seller. The above shall apply irrespective of whether it should later turn out that during the term of the Profit Loss Transfer Agreement (either higher or lower) profits should have been transferred to the Seller or (either lower or higher) losses should have been compensated by the Seller vis-à-vis the Acquired Company than actually being transferred or compensated. This shall also apply in case the validity of the Profit Loss Transfer Agreement - for whatever reason - should later be denied under German tax and/or corporate law. The provisions in Sections 11, 12 and 13 of this Agreement shall remain unaffected by this Section 7.3.

7.3.3    In consideration of the foregoing,

(1)
the Purchaser shall indemnify and hold harmless the Seller from and against all obligations vis-à-vis the Acquired Company as a consequence of the Profit Loss Transfer Agreement or its termination, including, without limitation (i) any obligations to compensate losses of the Acquired Company pursuant to section 302 AktG, (ii) any obligations to reimburse profits paid under the Profit Loss Transfer Agreement and relating to the period prior to the Closing Date and (iii) any obligations under section 303 AktG, and

(2)
the Seller correspondingly waives vis-à-vis the Acquired Company all claims for the transfer of additional profits or repayment of payments made for compensation of losses if and to the extent that relevant financial statements for periods up to and including the Closing Date will be changed after the Closing.

In the event that an early termination of the Profit Loss Transfer Agreement is not accepted by the Tax Authorities and the Profit Loss Transfer Agreement despite the intent of the Parties has to be executed for the entire current fiscal year of the Acquired Company, the Seller and the Purchaser agree that the respective other Party shall be set in a position as if the Profit Loss Transfer Agreement had been executed only until Closing.
8.    Merger Notification

Based on a confirmation of Purchaser’s legal counsel provided by the Purchaser to the Seller the Parties agree that the statutory conditions for notifying the German Cartel office (Bundeskartellamt) or filings pursuant to the HRS-Act to the FTC and the Antitrust Divison of the Dept. of Justice of the USA of the merger contemplated by this Agreement are not met. The Parties are of the opinion that in no other jurisdiction in which the Seller, the Purchaser, the Acquired Company and each of its Subsidiaries are doing business, a governmental approval for the transaction contemplated herein is required.

9.    Pre-Closing Covenants

9.1    Activities between Signing and Closing

9.1.1    Access and Investigation
Until the Closing and upon reasonable advance notice from the Purchaser, the Seller will, and will cause the Acquired Company to, allow the Purchaser and its directors, officers, employees, agents, prospective financing sources, consultants and other advisors and representatives, in each case subject to execution of a separate confidentiality undertaking by the person being granted access, access during normal business hours to all documents, records, work papers and information with respect to, all of the properties, assets, personnel, books, Contracts, Governmental Authorizations, reports and records relating to the Business and the Acquired Company as well as its Subsidiaries as the Purchaser may reasonably request unless the Seller in its reasonable discretion renders the information to be a trade secret. In addition, until the Closing, the Seller will cause the Acquired Company’s accountants within the scope of the above to cooperate with the Purchaser and its representatives in making available the financial information of the Business as reasonably requested.

9.1.2    Affirmative Covenants Concerning the Business

Until the Closing, except as expressly consented to by the Purchaser in writing, the Seller will and will cause the Acquired Company and its Subsidiaries to:

(i)
conduct the Business only in the ordinary course of the Business and use its commercially reasonable efforts to preserve and protect the business organization of the Business, employment relationships, and relationships with customers, strategic partners, suppliers, distributors, landlords and others having dealings with the Business;

(ii)	pay accounts payable and other obligations of the Business when they become due and payable in the ordinary course of the Business;

(iii)
perform in the ordinary course of the Business all of its obligations under all Contracts relating to or affecting the Business or the Purchased Assets, and comply with all applicable Laws, Judgments and Governmental Authorizations;

(iv)
maintain the Leased Real Estate and all other properties and assets of the Acquired Company and its Subsidiaries in a state that is consistent with the normal conduct of the Business consistent with past practice;

(v)	continue in full force and effect the certificates of insurance, binders and policies set forth in Exhibit 11.16.1 or substantially similar policies;

(vi)	maintain the books and records relating to the Business consistent with the past custom and practice of the Business; and

(vii)	confer with the Purchaser concerning operational matters of a material nature relating to the Business and otherwise report periodically to the Purchaser concerning the affairs of the Business.

9.1.3    Negative Covenants Concerning the Acquired Companies and the Business

Until the Closing, except as expressly permitted by this Agreement or as otherwise expressly consented to by the Purchaser in writing, the Seller will not, and it will cause the Acquired Company not to:

(i)
declare, set aside or pay any dividend or other distribution (whether in cash, securities or other property) in respect of the equity or ownership interests of the Acquired Company and its Subsidiaries;

(ii)
split equity or ownership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of any equity or ownership interests of any Acquired Company and its Subsidiaries;

(iii)	change the articles of association of the Acquired Company or its Subsidiaries;

(iv)	take any acts in relation to the transformation of the Acquired Company within the scope of the UmwG;

(v)	conclude any enterprise agreement within the scope of Sections 291, 292 AktG;

(vi)	resolve the liquidation of the Acquired Company or its Subsidiaries;

(vii)	waive any claims of the Acquired Company or of its Subsidiaries against any current or former Directors and Officers;

(viii)	enter into, assume or become subject to any Material Agreements outside the ordinary course of business;

(ix)	materially amend, waive any material right under, cancel or terminate any Material Agreement or Governmental Authorization applicable to the Acquired Company or its business, properties or assets;

(x)
grant (or commit to grant) any increase in the compensation (including incentive or bonus compensation) of any employee or institute, adopt or amend (or commit to institute, adopt or amend) any general compensation or benefit plan, policy, program or arrangement or collective bargaining agreement applicable to any employees of the Business;

(xi)	act or omit to act in a manner that leads to a Material Adverse Effect;

(xii)	take any action or omit to take any action, which action or omission would result in a breach of any of the representations and warranties set forth in Section 11.6 ; or

(xiii)	agree, whether in writing or otherwise, to do any of the foregoing.

9.2    Consents and Filings; Reasonable Efforts

The Seller and the Purchaser will, and the Seller will cause the Acquired Company, to use its best efforts to take promptly, or cause to be taken (including actions after the Closing), all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
9.3    Notification

Until the Closing, the Seller will give prompt notice to the Purchaser of the occurrence of any event, the occurrence of which would reasonably be expected to cause any representation or warranty of the Seller contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the Signing Date until the Closing. No notification pursuant to this Section 9.3 will be deemed to amend or supplement the Exhibits, prevent or cure any misrepresentation, breach of warranty or breach of covenant, or limit or otherwise affect any rights or remedies available to the Purchaser, including pursuant to Section 12.
9.4    No Negotiation

Until the Closing, the Seller will not, and will cause the Acquired Company and its respective Subsidiaries, directors, officers, employees, agents, consultants and other advisors and representatives not to, directly or indirectly: (a) solicit, initiate, encourage, knowingly facilitate, or entertain any inquiry or the making of any proposal or offer; (b) enter into, continue or otherwise participate in any discussions or negotiations; (c) furnish to any Person any non-public information or grant any Person access to its properties, assets, books, Contracts, personnel or records; (d) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principal, merger agreement, acquisition agreement, option agreement or other contract; or (e) propose, whether publicly or to any director or stockholder, or agree to do any of the foregoing for the purpose of encouraging or facilitating any proposal, offer, discussions or negotiations; in each case relating to the sale, lease, exchange, transfer, license, acquisition or disposition of the Business or any of the properties or assets used or held for use in connection with, necessary for or relating to the Business (other than sales of inventory for fair consideration and in the ordinary course of the Business), or any business combination transaction involving the Seller or the Acquired Company or any other transaction to acquire all or any material part of the business, to acquire all or any substantial portion of the assets or any equity or other ownership interests of the Acquired Company or the Business, other than with the Purchaser.
9.5    Intercompany Arrangements, Indebtedness and Release of Encumbrances

9.5.1    Intercompany Arrangements

Prior to the Closing, and save for the superseding provisions in (i) Section 5 pertaining to the DMS-Group-Financing and (ii) Section 7.3 pertaining to the Profit Loss Transfer Agreement, the Seller will, and will cause the Acquired Company to (i) terminate all Contracts between the Seller or any of Seller’s Affiliates (other than the Acquired Company and the Subsidiaries), on the one hand, and the Acquired Company or a Subsidiary, on the other hand, that were entered into on or prior to the Closing (except for the assumption of the leases of the two company cars of Peter Jelich and Lutz Rebstock by the Acquired Company) and (ii) settle or extinguish all intercompany receivables and payables between the Seller or any of Seller’s Affiliates (other than the Acquired Company), on the one hand, and the Acquired Company or a Subsidiary, on the other hand, that were incurred on or prior to the Closing, in each case without further recourse to or any Liability of the Acquired Company.
The Parties agree that no later than one (1) Business Day prior to the Scheduled Closing Date the Seller shall settle by way of cash payment any account receivables of the Acquired Company vis à vis the Seller (including but not limited to any unsettled claims for compensation of losses for the fiscal year ending 31 December 2013 under the Profit Loss Transfer Agreement), and that the Acquired Company shall use all of the funds resulting from such payment to repay prior to the Closing Date a respective portion of the loans granted by HSH Nordbank, thereby reducing the DMS-Group-Financing.
9.5.2    Guarantees

Prior to or on the Closing Date, the Seller will extinguish all guarantees by the Acquired Company of any indebtedness of the Seller and Seller’s Affiliates (other than the Acquired Company), in each case without further recourse to or any Liability of the Acquired Company.
9.6    Release of Indemnity Obligations

At or prior to the Closing, the Seller will execute and deliver, or cause to be executed and delivered, to the Acquired Company, for the benefit of it, a general release and discharge, in the form and substance set forth in Exhibit 5.2.4 to the Purchaser, releasing and discharging the Acquired Company from all obligations to indemnify the Seller or otherwise hold the Seller or any Seller’s Affiliate harmless pursuant to any contract entered into prior to the Closing.
10.0    Closing

10.1    Closing Conditions
The Parties confirm, subject to the approval notification of HSH Nordbank set forth in the recitals of this Notarial Deed, that all necessary (internal) approvals of their competent boards and committees have been obtained prior to the signing of this Agreement and that, therefore, in the absence of any further closing conditions and save for the Purchaser’s right to refuse the Closing in the event of a Closing Obstacle pursuant to Section 10.2.3 the Closing shall take place at the time and place set forth in Section 10.2.1.
10.2    Closing

10.2.1    Closing Events
The Closing as defined below will take place at the offices of m law group, Schackstrasse 1, 80539 Munich at 10 a.m. CET, on 30 April, 2014 (the “Scheduled Closing Date”), or at such other time and place as the Purchaser and the Seller may agree in writing. For all purposes under this Agreement, the Closing will be deemed to have occurred at the close of business local time in Frankfurt am Main /Germany. The following events (the “Closing Events” which in their entirety shall constitute the “Closing”) shall take place simultaneously (Zug um Zug):

(i)	Payment by the Purchaser of the Preliminary Purchase Price pursuant to Section 6.1.1.

(ii)	Payment by Brooks Automation, Inc. of the DMS Group Financing Purchase Price pursuant to Section 5.2.2.

(iii)
Delivery by the Seller and the Acquired Company of termination notices and a termination agreement on the termination of the Profit Loss Transfer Agreement pursuant to Section 7.3, each in form and substance as set forth in Exhibit 10.2.1 (iii) and such other documents, instruments and agreements, including notarial and other deeds for registration of the termination in the commercial register of the Acquired Company.

(iv)	Delivery by the Seller and the Purchaser to each other of a duly signed and executed copy of the agreement on the sale and transfer of the DMS-Group-Financing Balance pursuant to Section 5.2.2 above.

(v)	Delivery by the Seller to the Purchaser of the Release Letter (Collateral and Indemnity) pursuant to Section 5.2.4 duly signed and executed by HSH Nordbank.

(vi)
Delivery by the Seller to the Purchaser of waiver and release letters signed by the managing directors of the Acquired Company, each in form and substance as set forth in Exhibit 10.2.1 (vi) which include a termination of the current service agreements with Peter Jelich and Lutz Rebstock with effect as at the Closing, duly signed and executed by the parties thereto.

(vii)
Payment by the Seller to GrowthPoint Technology Partners LLC of the Growth Point Fees pursuant to Section 21.10 and delivery by the Seller to the Purchaser of a waiver and release letter duly signed and executed by GrowthPoint Technology Partners LLC in favor of the Acquired Company in form and substance as set forth in Exhibit 10.2.1 (vii).

The date on which all Closing Events have been performed shall be the “Closing Date”.

10.2.2    Closing Confirmation; Shareholder List

After all Closing Events have been performed, the Seller and the Purchaser shall confirm in a written document to be jointly executed by the Seller and the Purchaser substantially in the form of the draft attached as Exhibit 10.2.2 hereto (the “Closing Confirmation”) that all Closing Events have been performed and that the Closing has occurred. The legal effect of such statement shall be limited to serve as evidence that all Closing Events have been performed and that the Closing has occurred, but shall not limit or prejudice in any manner the rights of the Purchaser arising under this Agreement or under the Law.

The signed Closing Confirmation shall be submitted to the recording notary and the Parties hereby instruct the recording notary to amend the respective shareholder list of the Acquired Company and submit the list, as amended, to the respective commercial register and to make available a copy of the respective amended list to the Acquired Company (section 40 para. 2 sentence 1 GmbHG) as soon as he has received the Closing Confirmation. The certificate pursuant to section 40 para. 2 sentence 2 GmbHG is to be attached to the respective shareholder list.

10.2.3    Refusal to close; Withdrawal

The Purchaser may refuse to perform the Closing Events if one of the following obstacles (the “Closing Obstacles”) exists:

(i)	The transactions contemplated herein violate applicable Law of any competent jurisdiction or any governmental or court order or decree by or to which the Seller or the Acquired Company is bound.

(ii)
Since the Signing Date a Party has received an injunction or other court or governmental order that prohibits, makes illegal or otherwise restrains the Parties from consummating, or otherwise materially alter, this Agreement or the transactions contemplated herein.

(iii)	Since the Signing Date an event, change, circumstance or effect occurred which is qualified a Material Adverse Effect.

In the event that a Closing Obstacle exists, or a Closing Event has not been performed within ninety (90) days of the Signing Date, the Seller or the Purchaser may withdraw from this Agreement by written notice to the respective other Party, unless the Closing Obstacle or the non-performance of a Closing Event is within the control of the Party stating the withdrawal, and provided that the withdrawal shall be deemed void and shall not have any effect if at the time when the notice is received by the respective other Party all Closing Obstacles have been removed. As long as the Seller and the Purchaser have a bonafide dispute as to whether a Closing Obstacle exists, the right of withdrawal under this Section 10.2.3 shall be suspended. The effect of a withdrawal shall be the termination of this Agreement, provided that any claims that the withdrawing Party may have on the basis of any circumstances relating to the (wrongful) non-performance of any Closing Event shall not be affected by the termination.

11.    Representations of the Seller

The Seller hereby represents and warrants (sichert zu und garantiert) to the Purchaser by way of an independent performance guarantee within the meaning of Section 311 BGB that the statements contained in this Section 11 are correct in all respects, in each case as of the Signing Date and - in respect of the warranties set forth in Section 11.1 through 11.4 or otherwise where explicitly stated in the respective warranty - also as of the Closing Date. The Parties agree that (i) unless otherwise agreed herein, the Seller shall be liable for any breaches of the representations in this Section 11 irrespective of any fault of the Seller (verschuldensunabhängig), (ii) the Seller’s respective liability shall be subject to the thresholds, maximum amounts and other modalities and limitations set forth in Section 11, and (iii) in view of these modalities and limitations the representations in this Section 11 shall not constitute a warranty of the condition (Beschaffenheitsgarantie) within the meaning of Section 444 BGB.

11.1    Status of the Seller

11.1.1    Corporate Status; Due Authorization

The Seller has the unrestricted right, power, authority and capacity to execute and consummate this Agreement and the transactions contemplated herein. All required approvals of any corporate bodies of the Seller have been given.

11.1.2    No Insolvency

No insolvency or similar proceedings have been, or have been threatened to be, opened or applied for regarding the assets of the Seller, and there are no circumstances which would require the opening of or application for such proceedings. The Seller is neither illiquid (zahlungsunfähig) nor over-indebted (überschuldet).

11.1.3    Legal, Valid and Binding Obligation

This Agreement constitutes (and all other documents executed by the Seller under or in connection with this Agreement will, when executed, constitute) legal, valid and binding obligations of the Seller, respectively, enforceable in accordance with their terms.

11.1.4    No Violation

The execution and consummation of this Agreement do not violate the articles of association, partnership agreement or other corporate documents, as the case may be, or any other legal obligation of the Seller, respectively, and is not subject to challenge (Anfechtung) by any third party on any legal basis, including on the basis of any laws for the protection of creditor rights.

11.1.5    No Interference

To the Seller’s Knowledge there is no action, suit, investigation or other proceeding pending or threatened against or affecting the Seller or the Acquired Company before any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the execution or consummation of this Agreement or the transaction contemplated herein, and there are no circumstances likely to give rise to any of this.

11.2    Status of the Acquired Company and its Affiliated Companies

11.2.1    Corporate Status

The information in Section 11.3 is complete and correct. The Acquired Company and each of its Subsidiaries have been duly established and validly exist under the laws of the jurisdiction of its organization. The Acquired Company and each of its Subsidiaries have the unrestricted right, power, authority and capacity to own its assets and to conduct its business as currently conducted and as proposed to be conducted and to own and operate the properties and assets now owned and being operated by it.

11.2.2    No Insolvency

No insolvency or similar proceedings have been, or have been threatened to be, opened or applied for regarding the assets of the Acquired Company or any of the Acquired Company’s Subsidiaries, and there are no circumstances which would require the opening of or application for such proceedings. Neither the Acquired Company nor any of its Subsidiaries is illiquid or over-indebted other than disclosed herein.

11.2.3    Group Structure

The shares and interests in the Acquired Company and its Subsidiaires are at the Signing Date held as stated in Section 11.3. Other than the Profit Loss Transfer Agreement neither the Acquired Company nor any of its Subsidiaries is a party to any enterprise agreement (Unternehmensvertrag) within the scope of Section 291 et seq. AktG or any equivalent agreement under the laws of any jurisdiction.

11.2.4    Corporate Documents

Exhibit 11.2.4 includes for the Acquired Company and each of its Subsidiaries copies of (i) the current commercial register extract (or, in the case of foreign Subsidiary, of an equivalent certificate, if any), (ii) pending register applications (or equivalent documents), if any, (iii) the current version of the articles of association or partnership agreement (or equivalent document or agreement) and (iv) any pending shareholders’ or partners’ resolutions or other statements to change such articles of associations or agreement (the documents listed or to be listed in Exhibit 11.2.4 the “Corporate Documents”). The respective Corporate Documents accurately reflect the current corporate status of the Acquired Company and its Subsidiaries. No resolutions or other statements for the amendment of the articles of association or partnership agreement (or equivalent document or agreement) of the Acquired Company or its Subsidiaries have been made, and no filings to the commercial register (or to an equivalent corporate authority) in respect of the Acquired Company are pending unless disclosed in Exhibit 11.2.4. To the Seller’s Knowledge no shareholders’ or partners’ resolution of the Acquired Company which is not fully performed yet is void or has been challenged (angefochten) or threatened to be challenged by any third party.

11.3    Shares/Interests in Acquired Company and in Subsidiaries
In this Section 11.3 and in the entire Agreement, DMS Dynamic Micro Systems Semiconductor Equipment GmbH shall be referred as “Acquired Company”. The companies described in the following Sections 11.3.2, 11.3.3 and 11.3.4 shall collectively be referred as the “Subsidiaries” or individually as the “Subsidiary.

11.3.1    DMS Dynamic Micro Systems Semiconductor Equipment GmbH
DMS Dynamic Micro Systems Semiconductor Equipment GmbH is a German limited liability company. The registered capital (Stammkapital) of DMS Dynamic Micro Systems Semiconductor Equipment GmbH amounts to EUR 100,000 (in words: Euro one hundred thousand). All shares (Geschäftsanteile) in DMS Dynamic Micro Systems Semiconductor Equipment GmbH (the “DMS GmbH Shares”) are directly held by the Seller.
11.3.2    Dynamic Microsystems LLC/ DMS DYNAMIC MICRO SYSTEMS USA CORP
Dynamic Microsystems LLC and DMS DYNAMIC MICRO SYSTEMS USA CORP (both entities together hereinafter called “DMS USA”) are US companies. DMS USA in each case has its place of business at 300 East 42nd Street - 14th Floor, New York, NY 10017, USA. All Interests in DMS USA (“DMS USA Shares”) are directly held by the Acquired Company.
11.3.3    DMS Shanghai Trading Co. Ltd.
DMS Shanghai Trading Co. Ltd. (“DMS China”) is a Chinese limited liability company having its place of business at Room 2710, Building A, No. 325 TianYaoQiao Road, 200230 Shanghai, China, and is registered with the Shanghai Bureau of Quality and Technical Supervision under 56012898-5. All shares in DMS Shanghai Trading Co. Ltd. (the “DMS China Shares”) are directly held by the Acquired Company.
11.3.4    Dynamic Micro Systems (Singapore) PTE. LTD
Dynamic Micro Systems (Singapore) PTE. LTD is a Singapore limited liability company having its place of business at German Centre #04-113, 25 International Business Park, 609916 Singapore and is registered with the ACRA under UEN number 201207376D. All shares in Dynamic Micro Systems (Singapore) PTE. LTD (the “DMS Singapore Shares”) are directly held by the Acquired Company.

11.3.5	Seller guarantees that the Subsidiaries have not incurred any Financial Debt up until the Closing Date which is not covered by Cash as defined in Section 4.1.2 (ii).

11.4    The Acquired Shares

11.4.1    Issuance of and Title to the Acquired Shares

The Acquired Shares have been validly issued in compliance with applicable German Law. The Seller holds sole, unrestricted legal and beneficial title (uneingeschränkte rechtliche und wirtschaftliche Inhaberschaft) to the Acquired Shares, all as set forth in Section 11.3. The Acquired Shares are not pledged (verpfändet), attached (gepfändet) or otherwise encumbered (belastet) with any third party rights and are not subject to any (i) trust arrangement (Treuhandverhältnis), sub-participation (Unterbeteiligung) or similar arrangement, (ii) pending transfer or other disposition (Verfügung), (iii) sale, contribution or other contractual arrangement creating an obligation to transfer or encumber or (iv) shareholders’ resolution on the redemption (Einziehung) of shares.

11.4.2    No Other Interests

The Acquired Shares constitute the entire share capital of the Acquired Company and, respectively, its Subsidiaries. Neither the Seller, nor any Seller’s Affiliate nor any third party has, with respect to the Acquired Shares or Interests in the Acquired Company or its Subsidiaries, any pre-emptive right (Vorkaufsrecht), right of first refusal (Vorerwerbsrecht), subscription right (Bezugsrecht), option right (Optionsrecht), conversion right (Wandlungsrecht) or similar right, or is party to an agreement that may result in any such rights. There are no agreements which require the allotment, issue or transfer of any debentures in, or securities of, the Acquired Company or its Subsidiaries.

11.4.3    Contributions

The Acquired Shares are fully paid up. All contributions have been made in compliance with applicable Law and have not been repaid or returned, in whole or in part, whether open or disguised, directly or indirectly, and, as far as the DMS GmbH Shares are concerned and to the Seller’s Knowledge, there have been no payments or transactions in breach of Section 30 GmbHG and there are no obligations to make further contributions (keine Nachschusspflichten).

11.4.4    No Pending Business Transactions

Neither the Acquired Company nor any of its Subsidiaries is a party to any agreement relating to the acquisition or sale of, or a similar transaction involving, any Interests in other Legal Entities or any business (Betrieb) or parts thereof (Betriebsteile), other than agreements, which have already been fully performed by all parties thereto.

11.4.5    No Participation or Share-Based Rights

There are no silent partnerships (stille Beteiligung) or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other similar attribute of the Acquired Company or any of its Subsidiaries.

11.5    Financial Statements; Books and Records

11.5.1    Compliance with GAAP

The individual audited annual financial statements of the Acquired Company for the fiscal year ending on 31 December 2011, 2012 and 2013 (including a balance sheet, profit and loss statement, cash flow statement, notes and business report), as attached (balance sheet and profit and loss statement only) as Exhibit 11.5.1, (the “Financial Statements”) have been prepared in all material respects in accordance with applicable German GAAP and consistent with past accounting practices of the Acquired Company. To the Seller’s Knowledge the Financial Statements present a true and fair view of the net worth as well as of the assets and liabilities (Vermögenslage), financial position (Finanzlage) and earnings position (Ertragslage) of the Acquired Company, in each case as per the relevant balance sheet dates.

11.5.2    Certain Accounting Principles

Without limiting the generality of Section 11.5.1, in each case to the Seller’s Knowledge on the relevant balance sheet date,

(i)	the inventories shown in the Financial Statements are valued in accordance with German GAAP and consistent with past accounting practices of the Acquired Company;

(ii)	sufficient adjustments (Abschreibungen, Einzel- und Pauschalwertberichtigungen) were made in the Financial Statements for doubtful accounts or non-collectible receivables;

(iii)	the provisions (Rückstellungen) in the Financial Statements cover all risks for which provisions have to be made under applicable GAAP; and

(iv)	the financial position or earnings as reflected in the Financial Statements have not been influenced by inconsistencies of accounting practices.

11.5.3    Books and Records

To the Seller’s Knowledge the books and records of the Acquired Company relating to the Business (i) are in all material respects up to date and contain all material matters to be recorded under applicable Law or applicable GAAP, (ii) have been maintained in accordance with applicable legal requirements on a proper and consistent basis and (iii) correctly and completely reflect the assets and liabilities and all material transactions entered into by the Acquired Company to the extent as required by applicable law. No notice or allegation that any books and records are incorrect or should be corrected has been received by the Acquired Company in writing from a competent Governmental Authority.

11.6    Absence of Material Changes; Operation of the Business

11.6.1    To the Seller’s Knowledge since 31 December 2013 the Acquired Company and each of its Subsidiaries continued to conduct its business in the ordinary course, consistent with past practice and as a going concern, in particular with respect to incurring, providing of security for, and servicing of, Financial Debt, capital expenditures, incurring and discharge of accounts payable, pricing of its goods or services, order intake, and collection of accounts receivable, and - to the Seller’s Knowledge - the Acquired Company has not

(i)	paid or declared any dividend or provided any other benefits to the Seller or the Seller’s Affiliates (excluding debt service under the DMS Group Financing);

(ii)	changed its accounting (including valuation and consolidation) policies or procedures;

(iii)	extended any guarantees, suretyships, letters of comfort, performance or warranty bonds, or similar instruments, securing any indebtedness or other obligation of any Third Party;

(iv)	incurred any material Liabilities of any kind in excess of an amount of EUR 50,000, other than trade accounts payable or other Liabilities incurred in the ordinary course of business;

(v)	delayed or otherwise deferred payments to its suppliers for goods or services purchased beyond customary practice of the industry;

(vi)	made capital expenditures in a total amount in each case in excess of EUR 100,000;

(vii)	sold, transferred, encumbered or otherwise disposed of any material assets, other than dispositions in the ordinary course of business;

(viii)	increased or committed to increase the remuneration of any of its Directors and Officers, employees, agents or consultants other than increases in the ordinary course of business;

(ix)	hired any new Directors and Officers or any new employees who qualify as material employees (leitende Angestellte);

(x)	entered into any agreement or other transaction at terms which are not at arm’s length; or

(xi)	encountered a material adverse change to its business operations, assets, financial position or earnings position which would qualify as a Material Adverse Effect.

11.6.2    During the last three (3) years before the Closing the Seller has conducted the Business only through the Acquired Company and its Subsidiaries and not through any other divisions or any other direct or indirect Affiliate of the Seller and no part of the Business is operated by the Seller through any person other than the Acquired Company or its Subsidiaries.

11.7    Real Estate

11.7.1    Neither the Acquired Company nor any of its Subsidiaries own any real estate.

11.7.2    Leased Real Estate

Exhibit 11.7.2 sets forth a correct description (including the location, size and use, the landlord and the date of the lease agreement) of all estate leased or otherwise occupied (i) by the Acquired Company and (ii) each Subsidiary in connection with the Business (the real estate listed or to be listed in Exhibit 11.7.2 the “Leased Real Estate”). No real estate other than the Leased Real Estate is currently used by the Acquired Company and its Subsidiaries to conduct the Business.

11.7.3    Condition

To the Seller’s Knowledge, the Leased Real Estate, and the buildings and other fixtures thereupon are fit for the intended use and are in a condition adequate to conduct the business of the Acquired Company and its Subsidiaries as currently conducted.

11.8    Intellectual Property Rights

11.8.1    Owned Registered Intellectual Property

Exhibit 11.8.1 includes for the Acquired Company and its Subsidiaries a correct and complete list of all Registered Intellectual Property rights owned by and registered or applied for registration with a competent Governmental Authority in the name of the Acquired Company and correctly states for each such Registered Intellectual Property right the type, subject matter, applicable register or other identification data (the Registered Intellectual Property rights listed or to be listed in Exhibit 11.8.1 the “Owned Registered IP Rights”).

11.8.2    Ownership; No Encumbrances

To the Seller’s Knowledge no Owned Registered IP Right is (i) encumbered with any rights of any third party or (ii) subject to any non-registered or otherwise pending transfer or other disposition or any sale, contribution or other contractual arrangement creating an obligation to transfer or to create, change or abolish any Encumbrances.

11.8.3    Maintenance

To the Seller’s Knowledge the Acquired Company has properly maintained and is continuing until the Closing to properly maintain the Owned Registered IP Rights, in particular to apply in a timely manner for renewals and to pay when due all registration fees.

11.8.4    Licensed Registered Intellectual Property Rights

Exhibit 11.8.4 includes a correct and complete list of all Registered Intellectual Property rights licensed or sub-licensed by any third party, to the Acquired Company and correctly states for each such Registered Intellectual Property right the type, subject matter, applicable register or other identification data, if any, the licensor and the date of the license agreement (the Registered Intellectual Property rights listed or to be listed in Exhibit 11.8.4 the “Licensed IP Rights”).

11.8.5    No Challenges

To the Seller’s Knowledge, the Owned Registered IP Rights and Licensed IP Rights are not challenged (angegriffen) by any third party vis-à-vis the Acquired Company or its Subsidiaries, no challenge has been threatened and there are no circumstances that would give rise to a challenge. The Seller has further not received any challenge with regard to non-registered Intellectual Property.

11.8.6    Completeness

To the Seller’s Knowledge no Registered Intellectual Property rights other than the Owned IP Rights and the Licensed IP Rights are currently used by or necessary for the Business, as conducted at present.

11.8.7    No Infringement

To the Seller’s Knowledge the Acquired Company does not infringe (verletzt) any Registered Intellectual Property right or Intellectual Property right of any third party and no such infringement has been asserted vis-à-vis the Acquired Company.

11.8.8    Employee Inventions

To the Seller’s Knowledge the Acquired Company has observed, to the extent applicable, the rules under the German Act on Employee Inventions (Arbeitnehmererfindungsgesetz) or similar foreign Law (“Employee Invention Law”) and has, in particular, observed the rules under the Employee Invention Law on the claims relating to employees’

inventions as embodied by the Registered Intellectual Property rights. During the last three years prior to the Closing Date the Acquired Company has paid all remuneration to persons entitled to any compensation under the Employee Invention Law or agreements with employees entered into under the Employee Invention Law up to and including the Closing Date.

11.9    Information Technology

The Acquired Company either owns or holds valid leases and/or licenses to all computer hardware and software (collectively “Information Technology”) which is currently used for the Business. The Seller is not aware of any defects in the Information Technology owned or used by the Acquired Company which have or are likely to have, a Material Adverse Effect on the Business.

11.10    Assets and Inventories

11.10.1    Owned Assets and Inventories

The Acquired Company is the legal and beneficial owner of all fixed assets (Anlagevermögen) (other than real estate or Intellectual Property rights) and of all inventories (Umlaufvermögen) (collectively “Assets and Inventories”) which are included in the Financial Statements of the Acquired Company or are purported in the books and records of the Acquired Company to have been acquired since the year end date of the Financial Statements (the “Owned Assets and Inventories”), except for Assets and Inventories (i) which have been disposed of since the Closing date of the respective Financial Statements in the ordinary course of business, (ii) which are subject to customary retention of title arrangements (branchenübliche Eigentumsvorbehalte) of suppliers, or (iii) the loss of which has been disclosed in Exhibit 11.10.1. The Acquired Company is free to dispose of the Owned Assets and Inventories in any manner, and such dispositions do not violate any legal obligations of the Acquired Company.

11.10.2    No Encumbrances

Except as disclosed in Exhibit 11.10.2, the Owned Assets and Inventories are not encumbered with any Encumbrances except for Permitted Encumbrances.

11.10.3    Condition

To the Seller’s Knowledge the Owned Assets and Inventories are in a condition and quantity adequate to conduct the business of the Acquired Company as currently conducted.

11.10.4    Material Agreements

Exhibit 11.10.4 includes for the Acquired Company correct and complete lists of all of the following agreements, other than agreements which have already been fully performed by all parties thereto, and correctly states for each such agreement the type of agreement, parties, date and nature, if any (the “Material Agreements”):

(i)	agreements for joint ventures, strategic alliances, joint development of products or technology, other forms of cooperation or similar purposes;

(ii)
other than the DMS-Group-Financing listed in Exhibit 5.1.1, loan agreements with the Acquired Company as borrower or lender and other instruments evidencing financial indebtedness of or owed to the Acquired Company, in each case with outstanding amounts (including interests);

(iii)
guarantees, suretyships (Bürgschaften), letters of comfort (Patronatserklärungen), performance or warranty bonds and similar instruments issued by any third party, to secure any indebtedness or other obligation of the Acquired Company or issued by the Acquired Company to secure any indebtedness or other obligation of any third party, including the Seller;

(iv)	license agreements with the Acquired Company as licensee or licensor with an annual royalty in excess of EUR 25,000.00 in each case;

(v)	lease agreements regarding assets other than real estate with the Acquired Company as lessee or lessor with an annual rent in excess of EUR 25,000.00 in each case;

(vi)
purchase orders by customers which resulted during the last fiscal year in a turnover exceeding EUR 1,000,000.00 in the individual case; current purchase or service orders or similar commitments by customers of the Acquired Companies for any goods or services with a purchase price or other consideration exceeding EUR 500,000.00 in the individual case (in relation to product orders only such orders in excess of EUR 500,000.00 where the shipment of the product to the customer has not been effected yet);

(vii)
agreements with suppliers of any goods or services which resulted during the last fiscal year, or are likely to result during the current fiscal year, in a turnover exceeding EUR 500,000.00 or which obligate the Acquired Company to purchase all or substantially all of its requirements for a particular product or service from a vendor, supplier or subcontractor, or to make minimum purchases of a particular product or service from a vendor, supplier or subcontractor, each in the individual case;

(viii)
agency agreements, agreements with independent dealers and distributors, franchise agreements or other distribution agreements obliging the Acquired Company for a payment of more than EUR 25,000.00 per annum in each case;

(ix)	consultancy agreements (Beraterverträge) and research and development agreements obliging the Acquired Company for a payment of more than EUR 25,000.00 per annum in each case;

(x)
agreements imposing any restriction on the Acquired Company to engage in any line of business or compete with any third party, to acquire any products or services from any third party, to sell any products to or perform any services for any third party or to develop any technology;

(xi)	agreements with the Seller, the Seller’s Affiliates or any of their Related Parties;

(xii)	except as disclosed in any other Exhibit to this Section 11.10.4 or elsewhere in this Agreement

a.
agreements other than those described in lit. (i) through (xi) which are not yet fully performed regarding their main obligation (Hauptleistungspflicht) and involving a consideration or liability of the Acquired Company of more than EUR 25,000.00 per annum;

b.	agreements outside the ordinary course of business (außerhalb des gewöhnlichen Geschäftsbetriebes), or not at arm’s length;

c.	agreements which have a value in excess of EUR 25,000.00 and which cannot be terminated by the Acquired Company upon less than twelve months’ notice.

11.10.5    Status of the Material Agreements

To the Seller’s Knowledge and unless disclosed in Exhibit 11.10.4 (i) the Material Agreements are in full force and effect and enforceable against the parties thereto in accordance with their terms, (ii) no party to a Material Agreement has given notice of termination, and no circumstances exist which give any party to a Material Agreement an extraordinary right to terminate or modify such Material Agreement (aus wichtigem Grund), (iii) no party to a Material Agreement is in breach with the main obligations of such agreement, and (iv) the execution or consummation of this Agreement or the transactions contemplated herein do not trigger any rights of any party to a Material Agreement.

11.11    Employees

11.11.1    List of Employees Directors and Officers

Exhibit 11.11.1 includes for the Acquired Company and each of its Subsidiaries a correct and complete list of its Directors and Officers as well as its employees (Arbeitnehmer). Such list correctly states for each employee the department, function/position, date of birth, start of employment, fixed monthly gross salary and other material remuneration entitlements.

11.11.2    [intentionally left blank]

11.11.3    Employee Benefits
To the Seller’s Knowledge Exhibit 11.11.3 includes for the Acquired Company and each of its Subsidiaries a correct and complete list of all agreements and other commitments of a collective nature and including commitments based on works custom (betriebliche Übung), regarding employee benefits such as anniversary, holiday or jubilee payments, bonus, profit participation or other variable remuneration elements, and stock options, stock appreciation rights or similar rights, other than pensions, but including those granted by a parent company or any other Affiliate (the “Employee Benefits”).

11.11.4    Pensions

Exhibit 11.11.4 includes for the Acquired Company and each of its Subsidiaries a correct and complete list of all agreements, whether of an individual or collective nature, regarding pensions under which the Acquired Company or any of its Subsidiaries has any obligations (betriebliche Altersversorgung; the agreements listed or to be listed in Exhibit 11.11.4 the “Pension Commitments”). To the Seller’s Knowledge all present and future obligations under or in connection with the Pension Commitments, be it vis-à-vis employees, a support fund (Unterstützungskasse), a pension fund (Pensionsfond, Pensionskasse), or any other entity being entitled to any payments in connection with the Pension Commitments, including obligations arising by operation of Law, pertaining to periods prior to the Closing Date have either been fulfilled or are fully funded, or have been properly accrued on the basis of applicable GAAP.

11.11.5    Collective Agreements

To the Seller’s Knowledge Exhibit 11.11.5 includes for the Acquired Company a correct and complete list of all (i) reconciliation of interest agreements (Interessenausgleiche) and social plans (Sozialpläne) agreed upon during the last three years, and (ii) any collective arrangements, whether in the form of general commitments (Gesamtzusagen), standard terms of employment (vertragliche Einheitsregelungen), works agreements (Betriebsvereinbarungen), collective bargaining agreements (Tarifverträge), to which the Acquired Company is bound (the “Collective Agreements”), in particular Collective Agreements, which restrict the employer’s freedom to dismiss any employees or to change the terms of employment (including restrictions in the form of an obligation to make in the case of dismissals or changes any payments).

11.11.6    Labor Disputes

The Acquired Company has in the last three years prior to the Closing Date not experienced any disputes with Governmental Authorities with regard to labor or work environment matters (in particular, regarding disabled persons and repayment obligations) or any material individual labor disputes or any strike, labor interruption or disturbance or other collective labor disputes of any material nature.

11.11.7    Employment Regulations

To the Seller’s Knowledge all compensation and withholding obligations of the Acquired Company to or in respect of their current and former employees for periods prior to the Closing Date have been fulfilled by the Acquired Company or have been properly provided for in the Closing Date Financial Statements.

11.11.8    Compliance with Employment Agreements

To the Seller’s Knowledge the Acquired Company has in all material respects complied with the terms and conditions of the employment agreements to which it is a party, and the Collective Agreements. There are no outstanding or deferred salary claims of any Director and Officer or employee against the Acquired Company.

11.12    Permits; Compliance; Public Subsidies

11.12.1    Permits

To the Seller’s Knowledge and except as disclosed in Exhibit 11.12.1, (i) the Acquired Company holds all permits, licenses and other public Law approvals (other than Environmental Permits) (öffentlich-rechtliche Erlaubnisse) which are necessary to conduct the Business as it is currently conducted by the Acquired Company (the “Permits”), (ii) the Permits are not challenged (angefochten) by any third party, and there are no circumstances which would reasonably justify such a challenge, and (iii) no proceedings regarding a revocation (Widerruf) or withdrawal (Rücknahme) of any Permit have been initiated or threatened, and there are no circumstances which would reasonably justify the initiation of such proceedings.

11.12.2    Compliance with Permits and Laws
To the Seller’s Knowledge the Acquired Company is and has been in all material respects in compliance with the Permits, including any ancillary provisions (Nebenbe-stimmungen) thereto, and with all applicable laws and regulations of any jurisdiction (other than Environmental Laws) and all orders, decrees, or rulings of, or restrictions imposed by, any Governmental Authority (collectively “Administrative Orders”) in all relevant jurisdictions. No non-compliance with the Permits, with applicable laws and regulations or with any Administrative Order has been alleged during the last three years prior to the Closing Date and there are to the Seller’s Knowledge no circumstances which would reasonably justify such allegations.

11.12.3    No Proceedings or Investigations

Except as disclosed in Exhibit 11.12.3, neither the Acquired Company nor any of its Subsidiaries is subject to any pending administrative proceedings, officially announced by a Governmental Authority to the respective company, and there are to the Seller’s Knowledge no circumstances which would reasonably justify the initiation of such proceedings.

11.12.4    Subsidies
Except as disclosed in Exhibit 11.12.4 the Acquired Company nor any of its Subsidiaries has received, applied for or used any public grants (Zuschüsse), allowances, aids or other subsidies (Subventionen) in whatever form (collectively “Public Subsidies”).
11.13    Corruption and Trade Regulation

(i)
To Seller’s Knowledge, neither the Acquired Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, consultants, agents or other representatives (nor any Person acting on behalf of any of the foregoing) has directly, or indirectly through a third-party intermediary, paid, offered, given, promised to pay, or authorized the payment of any money or anything of value to (i) any officer or employee of a Governmental Authority, (ii) any Person acting for or on behalf of any Governmental Authority, (iii) any political party or official thereof, (iv) any candidate for political office or (v) any other Person at the suggestion, request, direction or for the benefit of any of the above-described Persons which in each case of (i) through (v) qualifies under the relevant applicable Law as a criminal act.

(ii)
To the Seller’s Knowledge, (i) all exports, re-exports, sales or transfers of products or services of the Acquired Company and its Subsidiaries have been effected in accordance with all applicable laws, including anti-corruption, customs, export control, trade sanctions, anti-terrorism and anti-boycott laws, and (ii) all products shipped by the Acquired Company and its Subsidiaries have been accurately marked, labeled and transported in all material respects in accordance with applicable Laws.

(iii)
Neither the Acquired Companies nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Authority with respect to any alleged act or omission leading to a non-compliance with any applicable export or import laws or the FCPA or any other applicable Law of similar effect and no Governmental Authority has officially initiated, or threatened in writing to initiate, a proceeding against the Acquired Company, or any of its Subsidiaries, directors and officers, asserting that the Acquired Company, or any of their Subsidiaries is not in compliance with any export or import laws or the FCPA or any other applicable Law of similar effect.

11.14    Customers and Suppliers

(i)
Exhibit 11.14(i) sets forth an accurate and complete list of (i) the names and addresses of all customers that ordered goods and services from the Business during the 12-month period ended 31 December 2013 with an annual invoiced order volume by the Acquired Company for the respective customer in 2013 in excess of EUR 500,000.00 and (ii) the amount for which each such customer was invoiced during such period.

(ii)
Exhibit 11.14(ii) sets forth an accurate and complete list of (i) the names and addresses of all suppliers to the Acquired Company from which the Business ordered raw materials, supplies, merchandise and other goods and services during the 12-month period ended 31 December 2013 with an annual invoiced order volume by the respective supplier to the Acquired Company in 2013 in excess of EUR 500,000.00 and (ii) the total amount for which each such supplier invoiced the Business during such period. The Acquired Company has not received any written notice or has any reason to believe that such supplier will not sell raw materials, supplies, merchandise and other goods and services to the Purchaser after the Closing.

11.15    Product Quality

11.15.1    Product Warranty or Liability

So far as the Seller is aware, except as disclosed in Exhibit 11.15.1, there are no product liability claims (Produkthaftungsansprüche) or product- or service warranty claims pending or threatened against the Acquired Company or its Subsidiaries.

11.15.2    Quality Certificates

Exhibit 11.15.2 includes for the Acquired Company a correct and complete list of all ISO certificates and similar national and foreign certificates (collectively “Quality Certificates”) awarded to the Acquired Company. To the Seller’s Knowledge, according to the assessment of the directors of the Acquired Company, the Quality Certificates are customary in the line of business in which the Acquired Company is active.

11.16    Insurance

11.16.1    Insurance Policies

Exhibit 11.16.1 includes for each Acquired Company a correct and complete list of all insurance policies maintained by the Acquired Company, and summarizes for each such policy the insured risk, insurance company, policy number, date, term, annual premium and maximum amount of coverage (the policies listed or to be listed in Exhibit 11.16.1 the “Insurance Policies”). To the Seller’s Knowledge no Insurance Policy of the Acquired Company will lapse or otherwise be affected as a result of or in connection with the execution and consummation of this Agreement or the transaction contemplated herein. Except as indicated in Exhibit 11.16.1, the Insurance Policies of the Acquired Company are and will remain in full force and effect until the Closing Date. The Acquired Company has duly paid all premiums and is in full compliance with all other obligations (Verpflichtungen und Obliegenheiten) under the Insurance Policies.

The Purchaser acknowledges and has made its own assessment on the scope of the Insurance Policies and renders their coverage as sufficient to adequately cover the risks for businesses comparable to the business of the Acquired Company.

11.6.2    Pending Claims

There are no claims pending under any Insurance Policy and there are to the Seller’s Knowledge no facts which could reasonably give rise to any such claims.

11.17    Litigation

11.17.1    Pending Litigation

There are no pending (anhängige) cases of litigation, either before a court or an arbitration tribunal (gerichtliche Rechtsstreitigkeiten und Schiedsverfahren) in which the Acquired Company or any of its Subsidiaries is involved, either as plaintiff, defendant or otherwise.

11.17.2    Threatened Litigation

To the Seller’s Knowledge and except as disclosed in Exhibit 11.17.2 no event has occurred or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any litigation or arbitration proceeding against the Acquired Company or its Subsidiaries.

11.18    Taxes

11.18.1    Tax Returns; Audits; Records

11.18.2    To the Seller’s Knowledge the Acquired Company and each of its Subsidiaries are not overdue in accordance with applicable Law with the filing of returns, forms and other statements required to be filed by the Acquired Company or a Subsidiary for Taxes (collectively “Tax Returns”);

11.18.3    The Acquired Company is currently not subject to any audit, examination or similar proceedings, officially announced to the Acquired Company by the authority in writing, by any Tax authorities except as disclosed in Exhibit 11.18.3.
All Taxes to be paid or withheld and remitted by the Acquired Company and its Subsidiaries have been duly paid or withheld and remitted to the appropriate Tax authority.
11.18.4    Tax Rulings or Agreements

Neither the Acquired Company nor any of its Subsidiaries has received any written Tax ruling or entered into or is currently under negotiations to enter into any agreement with any Tax authority which would affect the Tax situation of the Acquired Company and its Subsidiaries.

11.8.5    Tax Appeals

Except as disclosed in Exhibit 11.18.5, neither the Acquired Company nor any of its Subsidiaries is involved in any appeal in regard to Tax matters currently pending, including proceedings in Tax courts to which the Acquired Company or any of its Subsidiaries is a party.

11.8.6    No Foreign Taxation

No claim has been made or is to the Seller’s Knowledge expected to be made by any Tax authority in a jurisdiction where the Acquired Company or any of its Subsidiaries has not filed Tax Returns that the Acquired Company or any of its Subsidiaries is or may be subject to Tax by that jurisdiction.

11.19    Bank Accounts

Exhibit 11.19 includes for the Acquired Company and each of its Subsidiaries a correct and complete list of all bank accounts of the Acquired Company and each of its Subsidiaries (including the name of the bank, location, account number and names of the persons authorized to withdraw funds, sign checks or otherwise have access to such accounts).

11.20    Finders’ Fees and Management Incentives

Except as disclosed in Exhibit 11.20, the Acquired Company has not (i) incurred any obligation for brokerage or finders’ fees, agents’ commissions or similar payments to be made in connection with this transaction, or (ii) paid or promised to their Officers and Directors or employees any bonus payments or other special incentives in connection with this Agreement or the transactions contemplated herein.

11.21    True Information

To the Seller’s Knowledge no representation or warranty of the Seller in this Section 11 of this Agreement (including its Exhibits) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements to be contained therein. To the Seller’s Knowledge, there is no fact or circumstance that has specific application to the Acquired Company or the Business (other than general economic or industry conditions that do not affect the Seller, the Acquired Company or the Business uniquely) and that qualifies as a Material Adverse Effect that has not been set forth in this Agreement or the Exhibits.

11.22    Seller’s Knowledge
If and to the extent any of the representations of the Seller in this Section 11 are made to the “Seller’s Knowledge”, the Seller shall be deemed to have had such knowledge, if any of the persons listed in Exhibit 11.22 had positive knowledge of the underlying facts and circumstances.

12.    Remedies for Breach of Representation

12.1    Breach; Remedies
In the event that any of the representations of the Seller in Section 11 is incorrect or incomplete (a “Breach”), the Purchaser may demand from the Seller that the Purchaser, and/or at the Purchaser’s election, the Acquired Company or the respective Subsidiary, within a reasonable period of at least three (3) months shall be put in the same position it would be in if the representation had been correct and complete by providing for such position in kind (Naturalrestitution). If the Seller is unable to achieve this position within three (3) months after having been notified by the Purchaser of the Breach in writing, the Purchaser may claim monetary damages (Schadensersatz in Geld) pursuant to this Section 12, provided that such damages shall only cover direct, indirect, incidental or consequential losses (collectively “Losses”), but not losses of profit (entgangener Gewinn), interest, fines, penalties, costs (including reasonable legal, accounting and other fees and expenses of professional advisors) and other losses. Any payment to the Purchaser made by the Seller as a consequence of a Breach shall be deemed a reduction of the purchase price. Any advantages resulting from the Breach (Vorteilsausgleich) shall be taken into account only as and when they have actually been received in accordance with the Law. Unless provided otherwise herein, Sections 249 through 254 BGB shall apply.
12.2    Breach Notice
In the event that after the Closing Date the Purchaser obtains knowledge of a Breach, the Purchaser shall as soon as reasonably practicable after discovery of the relevant facts give the Seller written notice setting forth in reasonable detail the grounds for the alleged Breach and the loss incurred (the “Breach Notice”).
12.3    Disclosure to the Purchaser
The Purchaser has conducted a due diligence review of the Acquired Company and the Subsidiaries The Seller shall, therefore, not be liable if and to the extent that the Purchaser had positive knowledge of the facts, omissions or other occurrences that make one or more representation, guarantees or statements of the Seller in this Agreement incomplete or inaccurate. In this connection all documents and written information provided to the Purchaser during the due diligence process are deemed known to the Purchaser, in particular

a)
any documentation and information which has been contained in the virtual data room set up by the Seller or otherwise been provided to the Purchaser, the contents of which have been stored electronically on a non-rewritable DVD which is deposited with the authenticating notary public in accordance with this Section 12.3;

b)	any documentation and information which is referred to in this Agreement and its Exhibits;

c)	any other written information which has been submitted to the Purchaser by the Seller and its advisors prior to the Signing Date.
The Parties hereby jointly instruct the authenticating notary public to take the data room DVD in custody (Verwahrung). Each Party may at any time upon one (1) week prior written notice inspect the content of the DVD at the notary's office with the Party's own equipment. The authenticating notary public shall immediately inform all other Parties hereto about such inspection request by one or more Partie(s). The other Parties shall have the right to participate in such inspection of the DVD by the requesting Party. In the event of arbitration proceeding or court action the authenticating notary public shall, at the request of the arbitral tribunal or the court, deliver the DVD to the arbitral tribunal or the court. Furthermore the authenticating notary public shall only hand out the DVD upon a joint written instruction of the Sellers and the Purchaser or pursuant to an enforceable judgement or arbitral award. The notary may destroy the DVD deposited six (6) years from the date of this Agreement.
12.4    Third-party Claims

The Purchaser shall as soon as reasonably practicable give notice to the Seller of any claim, suit, action or proceeding brought by a third party in respect of which the Purchaser may seek indemnity under this Agreement (a “Third-party Claim”). The Seller may opt to (i) satisfy the Seller’s indemnity obligation in respect of the Third-party Claim, if any, or (ii) deliver to the Purchaser as soon as reasonably practical a written notice of disagreement with the indemnity obligation, specifying in reasonable detail, based upon information then available, the nature and extent of the disagreement. Unless the Purchaser is of the reasonable opinion that for legitimate business interests of the Purchaser or the Acquired Company a control of the defense by the Seller is inappropriate, the Seller may upon delivery of the notice of disagreement assume the defense against the Third-party Claim. An assumption of the defense by the Seller shall not be interpreted to acknowledge the Seller’s obligation to indemnify the Purchaser in respect of the Third-party Claim. When defending the Third-party Claim the Seller shall (a) keep the Purchaser at all times informed about the status of defense measures, and (b) comply with any reasonable request of the Purchaser with respect to the defense. The Purchaser shall be allowed a reasonable opportunity to participate in the defense with its own counsel and at its own expense. The Seller shall be authorized to consent to a settlement of, or the entry of any Judgment arising from, the Third-party Claim, only with the prior written consent of the Purchaser. The Seller shall pay all costs and expenses incurred in conjunction with a Third-party Claim, including all court fees, lawyer fees, and fees for experts and consultants, provided that the Seller is under an obligation to indemnify the Purchaser in respect of the Third-party Claim.

12.5    De-Minimis, Threshold Amount and Cap

12.5.1
The Purchaser may assert individual claims against the Seller only if such claim individually exceeds the amount of EUR 25,000 (in words: Euros twenty-five thousand) (hereinafter the “De-Minimis-Claim”). No liability shall attach to the Seller for a Breach unless and until the aggregate of all De-Minimis-Claims exceed EUR 275,000 (in words: Euros two-hundred-seventy-five thousand) (herein the “Threshold Amount”). If the Threshold Amount is exceeded, the Purchaser shall be entitled to all claims exceeding the De-Minimis-Claims.

12.5.2
The Seller’s liability for any claims under or in connection with this Agreement (in particular the representations and warranties set forth in Section 11.1 through Section 11.4 and the Tax indemnity set forth in Section 13.1 of this Agreement) is limited overall to the total of the Purchase Price for Shares and the DMS-Group-Financing Purchase Price, provided however, that (i) the Seller’s liability for any claims under or in connection with the representations and warranties set forth in Section 11.8 (IP reps) and the TSMC Indemnity pursuant to Section 12.9 shall be limited to a total amount of EUR 11,500,000 (in words: Euros eleven million five-hundred thousand) and (ii) the Seller’s liability for any claims under or in connection with the residual representations and warranties set forth in Section 11.5 through Section 11.21 of this Agreement shall be limited overall to an amount of EUR 2,500,000 (in words: Euros two million five hundred thousand).

12.6    Willful Misconduct

The limitations to the Seller’s liability under Section 12.5 shall not apply in the event of willful misconduct (vorsätzliches Handeln).

12.7    No “Double Dip“ and third party coverage

12.7.1
The Parties are in agreement that where one and the same set of facts (Sachverhalt) qualifies under more than one provision entitling the Purchaser to a claim or remedy under this Agreement, there shall be only one claim or remedy. In particular, the foregoing shall apply if one and the same set of facts (Sachverhalt) qualifies under more than one of the representations made in Section 11.

12.7.2
The Purchaser may not claim damages pursuant to Section 11 in the amount in which the Acquired Company has set up a corresponding/specific provision in the Closing Date Financial Statements, or insurance coverage is available to the Purchaser or the Acquired Company or any of its Subsidiaries. In case of insurance coverage, the Seller shall compensate Purchaser for any costs and disadvantages in connection with claiming the insurance benefit (such as potential elevated costs in insurance premium fees).

12.8    Time Limitations

Any claims of the Purchaser against the Seller shall be time-barred (verjähren) with the expiration of the following limitation periods:

(i)	In the case of Breaches other than Breaches of the representations in Section 11.1 through 11.4 (title reps) and 11.8 (IP reps): eighteen (18) months from the Closing Date.

(ii)	In the case of Breaches of representations in Section 11.8 (IP reps): five (5) years from the Closing Date.

(iii)	In the case of Breaches of representations in Sections 11.1 through 11.4: ten (10) years from the Closing Date.

Any limitation period shall be suspended (gehemmt) with the receipt (i) by the Seller of the Breach Notice or (ii) by the Purchaser of a written notice of acknowledgement of Breach (Fehleranerkenntnis) of the Seller. Sections 203 through 213 BGB shall apply.

The time limitation in this Section 12.8 shall not apply to the special statute of limitation relating to Taxes pursuant to Section 13 and the TSMC Indemnity pursuant to Section 12.9 below.

12.9    TSMC Indemnity

12.9.1
The Acquired Company has received from its customer Taiwan Semiconductor Mfg. Co. Ltd. (“TSMC”) purchase orders about certain equipment, i.e. automated FOUP Cleaners M800 for a purchase price of USD 900,000 per FOUP cleaner (hereinafter called “M800 Tool” and all such purchased M800 Tools, as far as subject to this indemnification clause hereinafter called “M800 Equipment”). A compilation of all shipments of M800 Equipment made prior to the date of this Agreement and which have not been fully paid by TSMC are listed in Exhibit 12.9.1 which sets forth the date of delivery, invoice details, outstanding payment rate (in %) and the balance of receivables in USD (hereinafter individually or collectively called “TSMC Receivables”). The Purchaser has been informed by the Acquired Company that TSMC has not yet finally accepted the M800 Equipment, as far as it has been shipped to TSMC before the Signing Date.

12.9.2
Subject to the limitations set forth in Section 12.9.4, the Purchaser shall be entitled to claim from the Seller an amount equal to 100% of (i) any TSMC Receivable outstanding for a period of more than twelve (12) months after the Closing Date; (ii) any amounts already paid by TSMC on invoices pertaining to M800 Equipment but which are subject to a refund claim of TSMC; and (iii) any reasonable costs, as evidenced by the Purchaser, incurred by the Acquired Company related to the M800 Equipment and necessary to prepare the M800 Equipment for final acceptance by TSMC (such cost of installation and repair hereinafter called “Installation Cost”), or arising from late shipment (including late shipment penalties) (alltogether the “Indemnified Amount”), provided, however, that (á) the Purchaser shall cause the Acquired Company to use best efforts to cure any defects or other legal grounds allowing TSMC to reclaim payments made or withhold or reduce payments on the respective TSMC Receivable, and (â) the Purchaser shall not be entitled to such claim to the extent that any outstanding TSMC Receivable has not been paid or payments reclaimed by TSMC for reasons other than late shipment or ultimate failure of M800 Equipment to pass the final acceptance test as set forth in the relevant purchase order, and further provided that the Acquired Company assigns and transfers to the Seller any and all corresponding claims for payment under the TSMC Receivables so outstanding, or claims for repayment of refunds, as the case may be, against payment (Zug um Zug) of the Indemnified Amount to the Purchaser. “Installation Cost” shall include all external and internal costs and expenses directly accruing to the installation, additional repair work and other incentives necessary to achieve final acceptance by TSMC to the extent that such installation cost are not provided for in the Closing Date Financial Statements and cannot be recovered from Third Parties such as suppliers, insurers or freight forwarders. Direct internal costs of the Acquired Company, including expenditures of direct labor costs for personnel, shall be charged on at-cost basis. General overheads and indirect costs (Verwaltungskosten) of the Acquired Company shall not be taken into account.

12.9.3
The obligation of the Seller to indemnify the Purchaser hereunder shall only apply if a notification of Purchaser demanding indemnification is received by the Seller either (i) eighteen (18) months after the Closing Date or (ii) one (1) month after ultimate failure of a M800 Tool (on a case by case basis) to obtain the final acceptance by TSMC, as agreed under the respective contractual terms with TSMC, whichever is earlier. In case the Seller demands so, the Purchaser will provide the Seller with sufficient documentation about the date and results of the final acceptance tests and any measures of the Acquired Company taken in order to cure any defects.

12.9.4
The Seller’s liability for the indemnification claim of the Purchaser under this Section 12.9 is limited to an amount of USD 900,000 (in words: US Dollars nine-hundred thousand) for each M800 Tool and to an aggregate amount of EUR 11,500,000 (in words: Euros eleven million five-hundred thousand) for any and all Indemnified Amounts. The limitations of the liability as further set forth in Section 12.5.1 (De-Minimis-Claim and Threshold Amount) shall not apply to the indemnification claims pursuant to this Section 12.9. The indemnification obligation of the Seller shall terminate in relation to each M800 Tool upon final acceptance by TSMC of the respective Tool, provided that any Indemnified Amounts due and payable under the indemnity pursuant to this Section 12.9 and related to the respective M800 Tool have been paid.

12.9.5
In the absence of a claim notification pursuant to Section 12.9.3 the Escrow Amount I shall be released at the earlier of (i) one (1) month after the date of the final acceptance test by TSMC of all M800 Equipment listed in Exhibit 12.9.1 but in no event earlier than six (6) months after the Closing Date or (ii) eighteen (18) months after the Closing Date.

12.9.6
In the event of an indemnification pursuant to Section 12.9.2 the “Third-party-Claims” - Clause pursuant to Section 12.4 shall apply mutatis mutandis provided that a disagreement by the Seller with TSMC’s legal position as regards any right of withholding or non-fulfillment of a TSMC Receivable by TSMC, any right of TSMC to a refund claim or any right to a repair request or a request of additional incentives does not entitle the Seller to refuse payment of an Indemnified Amount to the Purchaser when due.

12.10    Exclusion of other Remedies

To the extent permitted by Law, i.e. unless mandatory liability applies by law for intent (Vorsatz) or fraud (Arglist), any further claims and remedies for Breaches other than those explicitly provided for in this Agreement, irrespective of which nature, amount or legal basis, are hereby expressly waived and excluded, in particular, without limitation, claims under pre-contractual fault (Section 311 para. 2 and 3 BGB), breach of contract (Pflichtverletzung aus dem Schuldverhältnis) or liability in tort (Delikt), any right to reduce the Purchase Price (Minderung) or other claims connected to statutory warranty claims (gesetzliche Gewährleistungsrechte), avoidance on the grounds of error (Anfechtung wegen Irrtums) and any right to rescind or otherwise wind-up this Agreement (Rücktritt oder sonstige Rückabwicklung). The Seller makes no representation and guarantee and shall not be responsible with respect to the economic value (Werthaltigkeit) or earning capacity (Ertragsfähigkeit) of the Business, the Acquired Company or the Subsidiaries or the Acquired Shares and Interests in the Subsidiaries. In particular the Seller gives no representation, warranty or guarantee with respect to any projections, estimates or budgets delivered or made available to the Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) or the future business and operations of the Acquired Company, any of its Subsidiaries or the Business.

12.11    Exclusion of liability of Managing Directors

Unless mandatory liability by law for intent (Vorsatz) or fraud (Arglist) applies, the Purchaser and Brooks Automation, Inc. acknowledge and further agree by way of a genuine agreement for the benefit of a third party in the meaning of section 328 BGB (“echter Vertrag zugunsten Dritter”) not to be entitled for any claims against the managing directors of the Acquired Company, Peter Jelich and Lutz Rebstock, or to enforce any claims against the managing directors as a result of their participation as legal representatives (Directors) of the Seller and the Acquired Company in connection with the offering, negotiation and execution of this Agreement, including but not limited to any information provided by the managing directors to the Purchaser, Brooks Automation, Inc. and their advisers during the due diligence investigation conducted by the Purchaser and Brooks Automation, Inc.. Any liability of the Seller and HSH Nordbank under or in connection with this Agreement shall remain unaffected.

13.    Taxes

13.1    Tax Indemnification
13.1.1    Indemnification
The Seller shall indemnify and hold harmless the Purchaser or, at the Purchaser’s discretion, the Acquired Company or its respective Subsidiary from and against any liability of the Acquired Company and/or its respective Subsidiaries for Taxes validly imposed on the Acquired Company and/or its respective Subsidiaries in relation to any income, profits or gains earned, accrued or received in any tax period (Veranlagungszeitraum) ending on or before the Closing Date, except to the extent that such Taxes have either been paid prior to the Closing Date or have been provided for as a tax liability or tax accrual (Steuerverbindlichkeit oder -Rückstellung) in the Closing Date Financial Statements, including, for the avoidance of doubt, provisions for wage taxes and value added tax.
13.1.2    Taxes levied only

The indemnification in Section 13.1.1 shall only apply if Taxes are actually levied on the Acquired Company or any of its Subsidiaries.

13.1.3    Tax Reductions and similar Benefits

If a Tax indemnifiable under Section 13.1.1 corresponds to, or can be offset against, Tax reductions (Steuerminderungen), Tax refunds or any other kind of Tax savings arising out of or relating to the circumstance triggering the Tax indemnification claim, including but not limited to reciprocal effects (Wechselwirkungen) resulting, e. g., from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung) or from transfer of items relevant for Taxes (e. g., turnover, income, expenses, VAT payable corresponding to a VAT refund, etc.) into another calendar year or transfer of Tax items from one entity to another entity, then the Purchaser shall cause such benefit to be made available to the Seller if and when actually received by the Acquired Company or the respective Subsidiary.

13.1.4    Change of Accounting Methods

The indemnification in Section 13.1.1 does not apply if the relevant indemnifiable Tax results from or is increased as a result of any changes which the Acquired Company and/or the Purchaser implement or cause to be implemented after the Closing Date, in particular (but not limited to) transactions, restructurings, winding up or cessation of the Business, any alteration of a balance sheet, any changes in the methods of Tax accounting, any Tax election or optional accounting method change, provided that such act is not required by applicable law or binding administrative practice.

13.2    Definitions

“Taxes” shall mean (i) all direct or indirect taxes (other than deferred taxes), withholdings and social security or other similar contributions imposed by any regional, national or other authority or body, (ii) secondary liability for other person’s Taxes (Steuerhaftungsbeträge) based on applicable Law (e. g. wage tax, reverse charged VAT, withholding tax, due to tax groups, fiscal unities, acquisition of businesses), (iii) Tax equivalent indebtedness based on contractual arrangements (e. g. under a Tax sharing agreement (Steuerumlagen), contractual tax guarantee or indemnity) or on applicable Law (e. g. VAT compensation claims), (iv) any payments for non-compliance with transfer pricing obligations (v) any de-grouping charges or similar charges based on Law or contractual arrangements, and (vi) all related charges, interest, penalties, fines and additions imposed in connection with such taxes or contributions under (i) through (v), excluding, however, any deferred taxes (e.g. under German GAAP (HGB), IAS / IFRS , US GAAP or any other accounting regime, latente Steuern).

13.3    Procedure

13.3.1    If the Purchaser or the Acquired Company or any of its Subsidiaries receives any Tax assessment (Steuerbescheid) which gives rise to a claim of the Purchaser under Section 13.1, the Purchaser shall as soon as reasonably practical, at the latest within five (5) Business Days after receipt of the Tax assessment, give the Seller written notice.

13.3.2    The Seller shall be entitled to take part in any Tax inspections or other audits carried out by Tax Authorities to establish a Tax entitlement relating to fiscal years or Tax periods or portions thereof ended on or prior to the Tax Closing Date. The Purchaser undertakes to refrain from making any concessions or submitting any statements as may be detrimental to the Seller and/or the Acquired Company or any of the Subsidiaries and/or counteract entitlements pursuant to this Tax clause and the Purchaser shall not, and will procure that the Acquired Company or respective Subsidiary will, settle any audit, claim, assessment or other dispute without the Seller’s prior and written consent. The Purchaser shall inform the Seller promptly and comprehensively of any notice of a Tax audit, of all Tax assessments and reports on the findings of a tax audit (Betriebsprüfungsbericht) as well as of any other communication with the competent Tax authorities which relate to periods or portions thereof ended on or before the Closing Date without undue delay, at the latest, however, within five (5) Business Days after the receipt of the underlying administrative notification or any other official notice from the relevant authority and shall provide information as to the derivation of such claim as well as the circumstances relating thereto. Payment of the Taxes claimed shall not be effected for at least twenty (20) Business Days as of receipt of such notification. The Seller undertakes to comment in writing within fifteen (15) Business Days upon notification on whether and which legal objections will be raised. If the Seller fails to comment, the Purchaser may decide at its own discretion.

13.3.4    At Seller's request, and upon assumption of the costs by the Seller, the Purchaser undertakes to challenge any Tax claim and/or instruct the Acquired Company or Subsidiary concerned to do the same insofar as said claim relates to fiscal years or Tax periods ended on or before the Closing Date. The Purchaser undertakes to follow, and to make sure that the Acquired Company or respective Subsidiary follows the instructions of the Seller as regards to the treatment of such dispute and shall coordinate with the Seller any measures intended to be taken in respect of such a dispute. The Purchaser shall be entitled to oppose any such measures as may be detrimental to the Tax burden of the Acquired Company or the respective Subsidiary. In such case, however, no claims can be made by Purchaser under this Section 13 in the same respect.
The obligation to inform the Seller and coordinate Tax matters with it includes also any other communication, negotiation or agreement with any Tax authority regarding the periods ended on or prior to the Closing Date. The Purchaser undertakes to ensure the cooperation of the Acquired Company or respective Subsidiary and their legal successors with the Seller in line with the terms of this Section 13.

13.3.5    If the Purchaser fails to comply with any of its obligations provided for in this Section13.3, it shall not be entitled to refund or indemnification of any Taxes arising in connection with the relevant Tax assessment unless and to the extent Purchaser proves that Seller's ability to mitigate such Taxes has not been prejudiced by such failure.

13.4    Payment

Any claim of the Purchaser for a Tax indemnification pursuant to Section 13.1 shall become due and payable in no event earlier than five (5) Business Days before the relevant Tax to be indemnified pursuant to this Section 13.1 (“Indemnifiable Tax”) becomes due and payable (including by way of set-off, deduction or consumption) to the Tax authorities by way of an enforceable assessment. The notification shall include a copy of the relevant Tax assessment and a verifiable calculation of the relevant taxable capital gain or profit and the amount of the Indemnifiable Tax thereon and of the indemnity payment requested. At the request of the Seller, the Purchaser shall procure that the Acquired Company or the respective Subsidiary uses its best efforts to achieve a deferred payment date, in particular but not limited to the application for a suspension of enforcement of Tax payment obligations (Aussetzung der Vollziehung) or any equivalent application in foreign jurisdictions.

13.5    Preliminary Payment

If a Tax case is still open, but the Tax payment has to be made before the Tax has become finally binding (formell und materiell bestandskräftig), the indemnification payment of the Seller shall be treated as an advance indemnification payment to the Purchaser. If a lower Tax than already indemnified is assessed, the difference shall be reimbursed by the Purchaser to the Seller not later than ten (10) Business Days after the difference has been refunded by the Tax authorities (including by way of set-off, deduction or consumption). The Purchaser shall, and shall procure that the Acquired Company or respective Subsidiary will promptly notify the Seller in writing about such lower tax assessment or Tax refunds or benefits. The Seller shall be entitled to have, at the Seller’s own expense, a certified accounting firm review whether the Purchaser has fully complied with its notification obligation.

13.6    Tax Covenants

13.6.1    Pre-Closing Period

In the period between the Signing Date and the Closing Date, the Seller shall cause the Acquired Company and its Subsidiaries (i) to prepare and file any Tax Returns when due on or before the Closing Date and (ii) to timely pay all taxes payable under any Tax Returns, except for cases of suspension granted in the course of bona fide objections against Tax assessments (Aussetzung der Vollziehung im Einspruchsverfahren).

13.6.2    Post-Closing Period

After the Closing Date, the Purchaser shall, or shall procure that the Acquired Company and its Subsidiaries, or their legal successors will (i) prepare all Tax Returns required to be filed for the Acquired Company and its Subsidiaries relating to time periods prior to the Closing Date that have or could give rise to or affect the amount of an Indemnifiable Tax (“Relevant Tax Returns”) and (ii) submit any Relevant Tax Return that will or could give rise to or affect the amount of an Indemnifiable Tax to the Seller not later than fifteen (15) Business Days prior to the due filing date of the relevant Tax Return so as to give the Seller a reasonable opportunity to comment thereon and shall, if and to the extent permitted by Law, amend Relevant Tax Returns according to the Seller’s comments and (iii) not submit any Relevant Tax Return to any Tax authority without the prior written consent of the Seller. For the avoidance of doubt, this shall not prohibit the Purchaser and the Acquired Company from paying any Taxes as they fall due under Law or by order of the Tax authorities. If the Seller did not provide any comment with respect to the Relevant Tax Return to the Purchaser or the Acquired Company or the respective Subsidiary within ten (10) Business Days following the receipt of the respective Tax Return, the Acquired Company or the respective Subsidiary shall be free to submit such Relevant Tax Return to the respective Tax authority; however, a failure to provide comments in time shall not prejudice the rights and duties of either Party under this Section 13.

13.7    Third Party Claims

If and to the extent Tax liabilities that are actually indemnified by the Seller are covered by claims against third parties the Purchaser shall procure that such claims are assigned by the Acquired Company or the respective Subsidiary to the Seller or, should an assignment not be possible, the Acquired Company or the respective Subsidiary pursues such claim at the direction and cost of the Seller and passes on to the Seller any benefit actually obtained thereby. Prior to an Indemnifiable Tax being actually indemnified by the Seller, the Seller’s obligation to indemnify pursuant to Section 13.1 shall be reduced by such amount which is covered by claims against third parties, provided that the Acquired Company or the respective Subsidiary actually received such amount.

13.8    Statute of Limitations

The Purchaser’s claims under this Section 13 shall become time-barred on the earlier of (i) six months after the relevant Tax assessment (Steuerbescheid) has become final and binding (formell bestandskräftige Festsetzung) or (ii) the date falling six months after the end of the regular statutory prescription (Festsetzungsverjährung), or (iii) six years after the Closing Date.

14.    Guarantees

14.1    Guarantee of HSH Nordbank

HSH Nordbank herewith guarantees, in the form of an independent performance guarantee under German law (selbstschuldnerische Bürgschaft), the full and punctual performance by the Seller of all obligations of the Seller under this Agreement. This guarantee shall be subject to all defenses and remedies of the Seller under this Agreement.

14.2    Guarantee of Brooks Automation, Inc.

Brooks Automation, Inc. herewith guarantees, in the form of an independent performance guarantee under German law (selbstschuldnerische Bürgschaft), the full and punctual performance by the Purchaser of all obligations of the Purchaser under this Agreement, in particular the complete and punctual payment of the Purchase Price including all adjustments and ancillary payments, if any, as set out in this Agreement. This guarantee shall be subject to all defenses and remedies of the Purchaser under this Agreement.

15.    Transition of Business

15.1    General Cooperation

The Parties shall cooperate with each other and provide each other such assistance and information which is reasonably necessary in connection with this Agreement and the implementation of the transactions contemplated by this Agreement. After the Closing Date (i) the Parties will promptly provide to each other and their respective representatives access, upon reasonable advance notice, to accounting, financial and other records (and allow them to make copies therefore), as well as to other information, management, employees and auditors to the extent necessary or useful to the respective Party in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose, and (ii) the Seller and the Purchaser shall cooperate and use best efforts to provide for a smooth transition of the Acquired Company and the Subsidiaries to the Purchaser as soon as possible. The Parties and the Acquired Company shall, and shall cause the Subsidiaries to, execute and deliver all documents, make all other statements and do all other acts necessary or expedient for this purpose. The Purchaser shall keep, and procure that the Acquired Company and its Subsidiaries will keep, all books and records relating to any period prior to the Closing in accordance with and during the periods required under applicable Law.

15.2    Use of Name

Seller hereby gives its irrevocable consent to the continued use by the Purchaser and its Affiliates, including as of the Closing the Acquired Company and its Subsidiaries, to use the name “DMS Dynamic Micro Systems Semiconductor Equipment” as the Acquired Company’s and/or the Subsidiaries’ name or a component thereof. The Seller shall refrain and shall cause Seller’s Affiliates from using such name or a component thereof or a similar (verwechslungsfähig) name of the Seller or the Seller’s Affiliates own business purposes and from granting any right to use such name or a component thereof to any third party.

16.    Non-compete

16.1    Scope of Non-compete Obligation

For a period of three years following the Closing Date, the Seller shall refrain, and shall ensure that the Seller’s Affiliates refrain, from competing, directly or indirectly, with the Purchaser or the Acquired Company with respect to the scope of business (including the business territory) as conducted or planned to be conducted as of the Closing Date (“Current Business”). This obligation shall include, without limitation that the Seller and the Seller’s Affiliates shall not

(i)	serve for a Competitor as Director or Officer, employee, consultant, contractor or otherwise;

(ii)	hold, directly or indirectly, any Interests in a Competitor, except for shares in publicly listed corporations which represent a capital participation of less than 5%;

(iii)
influence or attempt to influence any customer, supplier, employee, consultant or other third party maintaining a contractual or other business relationship with the Purchaser or the Acquired Company to terminate or discontinue such contractual or other business relationship or to reduce the volume of goods or services provided thereunder; or

(iv)	solicit or attempt to solicit the service or employment of current or future Directors and Officers, employees or consultants of the Purchaser or the Acquired Company.

“Competitor” shall mean any individual person or Legal Entity which conducts any business activities which are in competition with the Current Business.
The restrictions pursuant to this Section 16.1 shall not apply to HSH Nordbank, its affiliates (other than the Seller) and its directors and employees.

16.2    Contractual Penalty

For each case of a breach by the Seller or the Seller’s Affiliates of obligations set forth in this Section 16, the Seller shall, in addition to any other remedies of the Purchaser under this Agreement or Law, pay to the Purchaser a contractual penalty of EUR 100,000.00 (in words: Euro one hundred thousand). In the event that the Purchaser claims additional damages from the Seller as a result of a breach by the Seller or the Seller’s Affiliates, any penalty paid by the Seller pursuant to this Section 16 shall be taken into account when calculating the damage.

17.0    Confidentiality and Public Announcements

17.1    Confidential Information

For all purposes of this Agreement, “Confidential Information” shall mean (i) the content of this Agreement, (ii) all information created, transferred, recorded or employed as part of, or otherwise resulting from any activities undertaken pursuant to, this Agreement, including, but not limited to, business, organizational, technical, financial, marketing, operational, regulatory or sales information of the Seller, the Seller’s Affiliates, the Purchaser, the Purchaser’s Affiliates, the Acquired Company as well as its Subsidiaries received by a Party from a disclosing Party in connection with or pursuant to, this Agreement or relating to, as the case may be, the Seller, the Seller’s Affiliates, the Purchaser and the Purchaser’s Affiliates.

17.2    Confidentiality Undertaking

The Parties undertake to treat all Confidential Information strictly confidential and to refrain from disclosing it to any third parties, unless such Confidential Information is or has been

(i)	made available by the disclosing Party for general release independent of the receiving Party;

(ii)	made public as required by Law, court proceedings or stock exchange regulations; or

(iii)	made part of the public domain without breach of the confidentiality obligations established hereunder by the receiving Party.

17.3    Disclosures to Other Recipients

A receiving Party may disclose Confidential Information of a disclosing Party to its Directors and Officers, employees and agents including its respective brokers, advisors, lenders, insurance carriers or prospective purchasers who (i) have specifically agreed in writing to the non-disclosure of the terms and conditions hereof or (ii) are bound by professional secrecy obligations or (iii) are bound by confidentiality obligations of credit institutes in Germany (Bankgeheimnis) (“Other Recipients”). Each Party which has disclosed Confidential Information to an Other Recipient shall be liable for the disclosure of Confidential Information to any third party by such Other Recipient regardless of any fault of the Other Recipient. Any violation by a Party or by an Other Recipient of the foregoing provisions shall entitle the disclosing Party, at its option, to obtain injunctive relief.

17.4    Announcements

The Parties undertake that without the written consent of the other Parties neither Party shall make any public announcement regarding this Agreement, unless required by applicable Law or stock exchange regulations applicable to the respective Party. At least two (2) Business Days prior to any permitted announcement the Party wishing to make the announcement shall notify the other Parties thereof in writing, provide to the other Parties the proposed wording and take any requests of the other Parties into due consideration.

18.    Notices
All notices, requests and other communication in connection with this Agreement shall be made in writing in the English language and shall be delivered personally or sent by registered mail (Einschreiben), telefax, via E-mail transmitted pdf copies of originals, or courier, to the addresses set forth in Exhibit 18 or to such other addresses as may be specified by any Party to the other Parties in writing. The requirement to provide copies to certain parties shall be for convenience purposes only and failure to send such copy shall not affect the validity of service of any notice.
19.    Costs, Transfer Taxes

All costs, including fees, expenses and charges, arising in connection with the preparation, negotiation, execution and implementation of this Agreement or the transactions contemplated herein shall be borne by the Party incurring such costs. The notarial fees, including the notarial fees for the Escrow Account and those for the recording of this Agreement shall be borne by the Purchaser. The Purchaser shall also be responsible for any sales, transfer or stamp taxes, or other similar charges, payable as a consequence of the execution or implementation of this Agreement or the transactions contemplated herein.

20.    Copies

The Parties, the competent tax authorities, m law group, Schackstraße 1, 80539 Munich, and TAYLOR WESSING PARTNERSCHAFTSGESELLSCHAFT, Hanseatic Trade Center, Am Sandtorkai 41, 20457 Hamburg, each shall receive a certified copy of this deed.

21.    Miscellaneous

21.1    Exhibits

All Exhibits to this Agreement constitute a part of this Agreement. In the case of a conflict between any Exhibit and the provisions of this Agreement, the provisions of this Agreement shall prevail.

21.2    Entire Agreement
This Agreement and the Exhibits shall comprise the entire agreement between the Parties concerning the subject matter hereof. Any prior oral or written agreements or letters of intent that relate to the subject matter hereof shall be superseded by this Agreement.

21.3    Third Parties

This Agreement shall not grant any rights to, and is not intended to operate for the benefit of, any third parties, unless otherwise explicitly provided for herein.

21.4    Amendments

Any amendments to this Agreement (including amendments to this Section) shall be valid only if made in writing, unless another form is required by mandatory Law.

21.5    Interpretation

All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” shall not limit the preceding words or terms. Where this Agreement provides that a Party shall procure a certain action or situation, such Party shall be strictly liable, without regard to negligence or other fault.

21.6    German Terms

Wherever English terms are included herein with respect to which German terms have been inserted in brackets and/or italics either immediately after the English term or elsewhere herein, the respective German terms alone rather than the English terms shall be decisive for the interpretation of such term in this Agreement.

21.7    Assignment

No Party shall be entitled to assign any rights or claims under this Agreement without the prior written approval of the other Parties, except that each Party may assign its rights or claims hereunder to its Affiliates and the Purchaser may assign its rights or claims hereunder to the banks financing the transactions contemplated by this Agreement.

21.8    Set-off and Retention.
Except as explicitly provided for herein, no Party shall be entitled to any set-off (Aufrechnung) or retention (Zurückbehaltung) with respect to any rights or claims under this Agreement unless the right or claim of the Party claiming a right of set-off or retention has been acknowledged in writing by the other Party or has been confirmed by a final decision of the competent court.

21.9    Foreign Currencies
Any currency conversions shall be determined using the European Central Bank’s (“ECB”) fixing rates as published on the ECB’s website (www.ecb.int) shortly after 3.00 p. m. CET, except as otherwise agreed herein, on the day which is one Business Day prior to the date on which the respective payments become due and payable (the “Conversion Rate”). When such rates are not available on such date, Reuters world spot rates (http://www.reuters.com/finance/currencies/) taken as close as possible to 3.00 p. m. CET shall be used.

21.10    Brokerage Fees; Release of the Acquired Company
The Parties are aware that the sole shareholder of the Seller, Bu Wi Beteiligungsholding GmbH, and the Acquired Company have engaged GrowthPoint Technology Partners LLC as their exclusive financial advisor regarding the transaction under this Agreement (the “Engagement”). The Parties agree that the consideration payable to GrowthPoint Technology Partners LLC in connection with the Engagement (including any costs, expenses, fixed fees and success fees) shall be borne exclusively by the Seller and Bu Wi Beteiligungsholding GmbH. The preliminary success fee and compensation of expenses payable by the Seller to GrowthPoint Technology Partners LLC at Closing has been calculated in accordance with Section 4 of the engagement letter and amounts to EUR 1,627,407 (in words: Euro one million six-hundred-twenty-seven four-hundred-seven) (the “Growth Point Fees”).

21.11    Partial Invalidity

If one or more provisions of this Agreement shall be invalid or unenforceable, this shall not affect the validity and enforceability of the other provisions of this Agreement. In such case the Parties agree to recognize and give effect to such valid and enforceable provision or provisions which reflect as closely as possible the commercial intention of the Parties associated with the invalid or unenforceable provision.

22.    Governing Law and Dispute Resolution

21.1    Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Federal Republic of Germany.

22.2    Litigation

All disputes arising under or in connection with this Agreement or its validity shall be finally settled by three arbitrators in accordance with the Arbitration Rules of the German Institution of Arbitration e. V. (Deutsche Institution für Schiedsgerichtsbarkeit e. V. - DIS) without recourse to the ordinary courts of Law. The arbitral tribunal shall consist of three arbitrators. The place of arbitration shall be Hamburg. The language of the arbitration proceedings shall be English. Documents introduced as evidence may be in the English and German language.

The foregoing deed was read out by the notary to the persons appearing. This deed was approved and signed by the persons appearing and the notary in their own hands as follows:

/s/ Lutz Martin Rebstock
Lutz Martin Rebstock

/s/ Jens Babendererde
Jans Babendererde

/s/ Peter W. Kremer
Peter W. Kremer

/s/ Dr. Bernhard Schaub
Dr. Bernhard Schaub